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AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 16, 2002.

REGISTRATION NO. 333-87650

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 1
TO

FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

PracticeWorks, Inc.
(Exact Name of Issuer as Specified in its Charter)

Delaware	52-2259090
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)
1765 The Exchange Atlanta, Georgia 30339 (770) 850-5006	Dennis J. Stockwell, Esq. Vice President and General Counsel PracticeWorks, Inc. 1765 The Exchange Atlanta, Georgia 30339 (770) 850-5006
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)	(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Reinaldo Pascual, Esq. Kilpatrick Stockton LLP 1100 Peachtree Street, N.E., Suite 2800 Atlanta, Georgia 30309-4530 (404) 815-6500	Steven V. Napolitano, Esq. Ernest W. Torain, Jr., Esq. Katten Muchin Zavis Rosenman 525 West Monroe Street Suite 1600 Chicago, Illinois 60661-3693 (312) 902-5200

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective.

        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the "Securities Act"), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

Calculation of Registration Fee

Title of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee

Common Stock $0.01 par value	5,201,480	$14.34	$72,926,442	$6,996

(1)
Includes 678,454 shares subject to the exercise of the underwriters' over-allotment option.
(2)
Determined in accordance with Rule 457(c) under the Securities Act of 1933. $5,793 of such fee was previously paid. The additional fee of $1,173 for the registration of 888,980 shares is based on $14.34, the average of the high and low prices on the American Stock Exchange on May 9, 2002.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission becomes effective. This preliminary prospectus is not an offer to sell these securities nor a solicitation of an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 16, 2002

PRELIMINARY PROSPECTUS

4,523,026 Shares

Common Stock

        This is a public offering of 4,523,026 shares of common stock of PracticeWorks, Inc. We are selling 3,750,000 shares and the selling stockholders named in this prospectus are selling 773,026 shares. We will not receive any of the proceeds from the sale by the selling stockholders.

        Our common stock is traded on the American Stock Exchange under the symbol "PRW." On May 14, 2002, the last reported sale price for our common stock was $15.00 per share.

        Investing in our common stock involves risks. See "Risk Factors" beginning on page 9.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling stockholders	$	$

        We have granted the underwriters an option to purchase up to an additional 678,454 shares within 30 days from the date of this prospectus from us at the public offering price, less the underwriting discount, to cover over-allotments.

William Blair & Company
Jefferies & Company, Inc.
A.G. Edwards & Sons, Inc.
Sanders Morris Harris

The date of this prospectus is                      , 2002

Dental Technology Enabling the Practice

Practice Management Systems
Digital Radiography
Cosmetic Imaging
EDI & e-Services
Client & Support Services
practiceworks™

        You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that which is set forth in this prospectus. We are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of these securities.

        This prospectus includes trademarks of ours. All other trademarks appearing in this prospectus are the property of their respective holders.

PROSPECTUS SUMMARY

        This summary contains basic information about us and this offering. Because it is a summary, it does not contain all the information that you should consider before investing. You should read the entire prospectus carefully, including the section entitled "Risk Factors" and our financial statements and the accompanying notes included in our Annual Report on Form 10-K for the year ended December 31, 2001 and our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2002, both of which are filed with the Securities and Exchange Commission and are incorporated herein by reference. All references to "we" or "our" are deemed to refer to PracticeWorks, Inc. and its subsidiaries. All references to the "spin-off" and the "distribution" refer to the spin-off of PracticeWorks from VitalWorks Inc. (formerly known as InfoCure Corporation) on March 5, 2001, through the distribution of all shares of PracticeWorks to the VitalWorks stockholders.

Overview

        We are the leading provider of software-based information technology systems and related services for dentists, orthodontists and oral and maxillofacial surgeons in the United States. We believe the 61,000 domestic providers using our systems in the United States represent over 50% of all active providers in the United States. An additional 11,000 non-U.S. providers use our systems, mostly in the United Kingdom and Sweden, which gives us a significant presence in those markets as well.

Our Applications and Services

        Our applications and services are designed to automate dental practices, resulting in greater efficiency, lower costs and higher quality care. Our practice management applications assist our customers in virtually every aspect of their practices and include the following features:

  •
  administrative functions such as appointment scheduling, patient registration, resource management, patient correspondence, referral management and management reporting;

  •
  financial management functions such as payor billing, patient billing and accounts receivable management; and

  •
  clinical information management such as documentation of patient visits, patient history and treatment planning.

        We have recently begun to offer cosmetic imaging and digital radiography as our newest products. These products provide our customers the opportunity to operate more efficiently, market new services and generate incremental revenue. Similarly, the electronic data interchange, or EDI, component of our applications can improve a practice's cash flow by enabling more accurate and rapid submission of claims to third-party payors and more efficient processing of patient statements.

        Another significant component of our business is providing ongoing maintenance, support and training to new and existing customers. Our maintenance services include monitoring and developing enhancements to our software products. Our support services are provided primarily by our staff of well-trained telephone support personnel. We provide on-site and remote training to all of our new customers as well as to existing customers who request it.

Our Strengths

        We believe that we have developed several competitive strengths that enhance our position as the leading provider of software-based information technology systems for the dental services industry:

        Opportunities Within Existing Customer Base.    Our installed customer base of 72,000 providers represents a significant opportunity for revenue growth because most of these providers do not currently utilize our full suite of products and services. Our customers' reliance on our systems and support and maintenance services for the mission-critical aspects of their practices keeps us in close contact with them and leads to sales opportunities for upgrades to our core technologies, new cosmetic imaging and digital radiography products and electronic services.

        Significant Recurring Revenues.    Our subscription pricing model provides our customers with a payment alternative that reduces the initial capital outlay that the purchase of software licenses and practice applications often requires, while providing us with a consistent and reliable revenue stream. For the first quarter of 2002, 70% of our total revenues came from subscription fees, maintenance and support fees and fees for electronic services, all of which are recurring in nature.

        Leading Market Share.    Our leading market share provides us with a competitive advantage with respect to market recognition, brand identity, research and development capabilities, and established training, maintenance and support infrastructure.

        Operating Leverage.    Our existing operating infrastructure should allow us to take advantage of new revenue opportunities without incurring significant additional fixed costs.

Our Strategy

        We believe there are significant opportunities to expand our business by capitalizing on our strengths. The principal elements of our strategy are:

        Promoting Our Practice Management Applications to New and Existing Customers.    We will continue to actively promote our applications to new customers and encourage our existing customers using older systems to upgrade to our core technologies and subscribe to new products.

        Providing Additional Products and Services.    We will continue to devote substantial resources to marketing our additional products and services such as cosmetic imaging, digital radiography, EDI and other electronic services.

        Generating Recurring Revenues from Subscription Pricing.    Even though approximately 70% of our new system sales in the past two years have been under subscription pricing, only 8% of our total customers currently have subscription pricing arrangements for their system purchases. As existing customers upgrade to our core technologies and acquire our new products, we intend to continue to increase the percentage of customers under this payment model in order to enhance the reliability and consistency of our revenue stream.

        Creating a Strong Brand for PracticeWorks.    We intend to continue our focused marketing programs to promote market awareness of the PracticeWorks brand.

        Selectively Acquiring Complementary Businesses and Technology.    We intend to use our acquisition experience to continue pursuing selective acquisitions in the United States and Europe to expand our customer base, increase sales and augment our technologies.

        We were incorporated in Delaware in August 2000. The address of our principal executive offices is 1765 The Exchange, Atlanta, GA 30339, and our telephone number is (770) 850-5006. Our website address is www.practiceworks.com. We do not intend for the information on our website to be a part of this prospectus.

The Offering

Common stock offered
By PracticeWorks	3,750,000 shares
By the selling stockholders	773,026 shares
Common stock outstanding after the offering	16,386,102 shares
Use of proceeds
We intend to use the net proceeds that we receive from this offering to repay outstanding indebtedness under our credit facility to FINOVA Capital Corporation, to retire shares of our outstanding series A convertible preferred stock, to pursue possible acquisitions or strategic investments in complementary businesses, technologies or products, and for working capital and other general corporate purposes.
American Stock Exchange symbol	PRW

        The number of shares that will be outstanding after this offering includes 11,636,102 shares outstanding as of May 1, 2002, and 1.0 million shares (based on an assumed offering price of $15.00) that will be issued in connection with the retirement of our series A convertible preferred stock, but excludes:

  •
  approximately 1.0 million shares that may be issued upon the exercise of options and warrants outstanding and exercisable as of May 1, 2002 with a weighted average exercise price of $11.13;

  •
  approximately 2.9 million shares subject to options that are not currently exercisable and 4.1 million shares that remain available for incentive awards under our 2000 Stock Option plan;

  •
  140,258 shares that may be issued to several of our executives under a deferred compensation arrangement;

  •
  450,000 shares that may be issued upon the exercise of warrants that we will issue in connection with the retirement of our series A convertible preferred stock;

  •
  approximately 149,000 shares that may be issued upon conversion of the series B convertible preferred stock; and

  •
  approximately 340,000 shares that will be issued upon conversion of the series C convertible preferred stock at the time of the closing of this offering (provided that the closing occurs on or before June 30, 2002).

Summary Financial Data

        We derived the summary financial data presented below from our audited consolidated financial statements and the notes thereto for the years indicated and our unaudited interim consolidated financial statements and the notes thereto for the three-month periods ended March 31, 2002 and 2001. In our opinion, the unaudited financial information contains all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the results of operations for such interim periods. The results of operations for the three months ended March 31, 2002 may not be indicative of results to be achieved for the entire fiscal year. You should read the summary financial data presented below together with those audited and unaudited consolidated financial statements and the notes thereto, which are included in our Annual Report on Form 10-K for the year ended December 31, 2001 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2002, respectively, both of which are filed with the Securities and Exchange Commission and incorporated herein by reference.

        For all periods presented prior to March 5, 2001 we operated as a division of VitalWorks Inc. On March 5, 2001, VitalWorks completed the pro rata distribution of all of the outstanding shares of PracticeWorks common stock to VitalWorks stockholders. From July 10, 1997 through December 31, 2000, VitalWorks completed 18 acquisitions that were attributed to us in the distribution. Subsequent to March 5, 2001 through December 31, 2001, we completed four additional acquisitions. During the three months ended March 31, 2002, we completed one acquisition. During the second quarter of 2000, we began using a subscription-based pricing model that was different from the traditional one-time license fee model we have historically offered. We are also developing new applications and services we have not historically offered. As a result, the financial information included in this section may not be indicative of our future results of operations, financial position and cash flows. In addition, this financial information may not reflect the financial results we would have achieved if we had been a separate stand-alone entity during the periods prior to March 5, 2001.

	Three Months Ended March 31,		Year Ended December 31,
	2002 (1)	2001 (2)	2001 (3)	2000 (4)	1999 (5)
(Dollars in thousands, except per share data)	(Unaudited)
STATEMENT OF OPERATIONS DATA:
Revenues
Recurring	$13,231	$8,235	$42,292	$26,361	$16,074
Non-recurring	5,804	3,582	18,087	13,654	38,517

Total revenues	19,035	11,817	60,379	40,015	54,591

Operating expenses
Purchases for resale	3,010	1,447	8,932	5,337	9,654
Selling, general and administrative	12,826	10,212	46,819	38,895	28,666
Research and development	1,079	726	2,241	3,481	4,185
Amortization of goodwill (6)	—	4,736	22,805	15,823	2,300
Depreciation and amortization of other intangibles	1,663	578	4,575	1,427	984
Restructuring (7)	(7)	(310)	(136)	3,869	940
Other non-recurring charges (7)	88	2,430	3,511	3,541	1,961
(Gain) loss on disposal of fixed assets	(22)	—	5	(636)	—

Total operating expenses	18,637	19,819	88,752	71,737	48,690

Operating income (loss)	398	(8,002)	(28,373)	(31,722)	5,901
Interest expense	636	625	2,439	2,117	1,335

(Loss) income before income taxes and extraordinary item	(238)	(8,627)	(30,812)	(33,839)	4,566
Income taxes	—	—	—	(4,399)	2,186

Net (loss) income before extraordinary item	(238)	(8,627)	(30,812)	(29,440)	2,380
Extraordinary item—debt extinguishment costs, net of income taxes	—	—	—	—	(72)

Net (loss) income	(238)	(8,627)	(30,812)	(29,440)	2,308
Accrued and accretive preferred stock dividends	1,443	333	4,504	—	—

Net (loss) income available to common stockholders	$(1,681)	$(8,960)	$(35,316)	$(29,440)	$2,308

Per share data—basic and diluted
(Loss) income before extraordinary item	$(0.02)	$(0.99)	$(3.36)	$(3.51)	$0.34
Extraordinary item, net of income taxes	—	—	—	—	(0.01)

Net (loss) income	(0.02)	(0.99)	(3.36)	(3.51)	0.33
Accrued and accretive preferred dividends	(0.13)	(0.04)	(0.49)	—	—

Net (loss) income available to common stockholders	$(0.15)	$(1.03)	$(3.85)	$(3.51)	$0.33

OTHER DATA:
EBITDA, as adjusted (8)	$2,120	$(568)	$2,387	$(7,698)	$12,086
Cash flow from:
Operating activities	$1,499	$48	$(613)	$(8,603)	$5,814
Investing activities	(3,302)	(1,792)	(8,681)	(26,970)	(10,276)
Financing activities	873	4,902	11,835	37,015	5,356
	As of March 31,		As of December 31,
	2002	2001	2001	2000	1999
	(Unaudited)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents	$5,613	$7,135	$6,555	$3,979	$2,527
Working capital deficit	(13,132)	(5,370)	(11,122)	(3,172)	(1,190)
Total assets	94,048	93,359	91,293	68,522	57,842
Long-term debt, less current portion	20,480	20,031	20,258	20,239	9,614
Convertible redeemable preferred stock	33,501	26,333	34,203	—	—
Total stockholders' equity	11,305	23,436	9,354	29,829	32,419

(1)
During the three months ended March 31, 2002, we completed one acquisition in a transaction accounted for as a purchase.
(2)
During the three months ended March 31, 2001, we completed one acquisition in a transaction accounted for as a purchase.
(3)
During the year ended December 31, 2001, we completed four acquisitions in transactions accounted for as purchases.
(4)
During the year ended December 31, 2000, VitalWorks acquired six companies attributed to PracticeWorks in transactions accounted for as purchases.
(5)
During 1999, VitalWorks acquired four companies attributed to PracticeWorks in transactions accounted for as purchases and five acquisitions accounted for as poolings of interests.

(6)
Effective January 1, 2002, we adopted a new accounting standard and ceased the amortization of goodwill. During the fourth quarter of 1999, we changed the estimated useful life of goodwill from 15 years to a remaining life of three years. This change was applied prospectively from the fourth quarter of 1999.

(7)
During the three months ended March 31, 2002, we recorded non-recurring charges of $88,000 related to the 2001 restructuring. During the three months ended March 31, 2001, we recorded a reduction of restructuring costs of $310,000 due to the renegotiation of terminated leased facilities and non-recurring charges of $2.4 million relating to professional fees, printing and similar costs in connection with the spin-off. In October 2001, we recorded costs of $808,000 associated with the announcement of our plan to substantially consolidate all of our domestic operations into our Atlanta facility and to eliminate approximately 50 employees on a net basis. For the year ended December 31, 2001, we recorded a reduction in restructuring costs of $944,000 for the 2000 restructuring plan due to the renegotiation of terminated leased facilities and the reduction in severance payments resulting from the early departure of employees eligible to receive these payments. For the year ended December 31, 2001, we recorded other non-recurring charges of approximately $3.5 million related to the spin-off. On August 1, 2000, we announced our 2000 restructuring plan which included the termination of 145 employees resulting in severance and other termination benefits of $1.7 million, and the closure and consolidation of 11 facilities resulting in facility closure costs and other charges of $1.4 million. For the year ended December 31, 2000, restructuring also included $816,000 related to the 1999 plan. Other non-recurring charges consisted of impairment charges of approximately $500,000 for asset write-downs and a write-down of inventory of $1.5 million related to our decision to discontinue selling hardware and hardware support in certain of our business lines in connection with our new hardware agreement. In addition, we incurred approximately $1.4 million in charges related to the spin-off consisting principally of professional service fees. For the year ended December 31, 1999, restructuring consisted of contingent consideration of $700,000 related to acquired companies whose products were discontinued, charges for asset write-downs of $97,000, facility closure costs of $95,000 and severance and other termination benefits of $48,000. These costs consisted primarily of termination and other severance costs for employee terminations determined in 1999 but for whom the details were not communicated until 2000. For the year ended December 31, 1999, other non-recurring charges consisted of a write-off of capitalized software costs of $874,000, merger costs of $659,000 related to the 1999 acquisitions accounted for as poolings of interests and compensatory stock awards of $428,000 related to the accelerated vesting of a restricted stock award.

(8)
EBITDA, as adjusted, represents earnings before interest, income taxes, depreciation and amortization, restructuring, other non-recurring charges, and loss (gain) on disposal of fixed assets. We have excluded restructuring and other non-recurring charges and loss (gain) on disposal of fixed assets from EBITDA, as adjusted, because we do not believe those costs are representative of the normal recurring nature of our operations. EBITDA, as adjusted, is provided because it is a measure commonly used by analysts and investors to determine a company's ability to incur and service debt. EBITDA, as adjusted, is not a measurement in accordance with generally accepted accounting principles, or GAAP, and should not be considered an alternative to, or more meaningful than, net (loss) income as a measure of our profitability or cash flows as a measure of our liquidity. All companies do not calculate EBITDA, as adjusted, in the same manner. Accordingly, our EBITDA, as adjusted, may not be comparable with that of other companies. We have included information concerning EBITDA, as adjusted, because management believes EBITDA, as adjusted, provides a useful measure of our performance. You should note, however, that the items excluded from EBITDA, as adjusted, are significant components in understanding and assessing our performance.

UNAUDITED CONDENSED CONSOLIDATED PRO FORMA FINANCIAL STATEMENTS

        Our unaudited condensed consolidated pro forma financial statements present the statements of operations for the three months ended March 31, 2002 and the year ended December 31, 2001 as if the offering had been completed, the proceeds applied as described in the section "Use of Proceeds" and all series A preferred stock had been retired at the beginning of each of the periods presented. The pro forma balance sheet at March 31, 2002 has been prepared as if the offering had occurred effective at that date. The pro forma adjustments are based on preliminary estimates, available information and certain assumptions that management deems appropriate. The unaudited condensed consolidated pro forma financial data presented herein do not purport to represent the results that we would have obtained had the offering, which is the subject of the pro forma adjustments, occurred at the beginning of the applicable periods presented, as assumed, or to project the future results of our operations. The unaudited condensed consolidated pro forma financial statements should be read in conjunction with the other financial statements and notes thereto included or incorporated by reference elsewhere in this prospectus. Also, see the "Risk Factors" included elsewhere in this prospectus.

UNAUDITED CONDENSED CONSOLIDATED PRO FORMA BALANCE SHEET

	March 31, 2002
	Historical	Pro Forma Adjustments		Pro Forma
(Dollars in thousands)
ASSETS
Current assets
Cash and cash equivalents	$5,613	$52,125 (22,025) (15,000)	(1) (2) (3)	$20,713
Accounts receivable-trade, net	6,235	—		6,235
Other receivables	1,249	—		1,249
Deferred income tax assets	726	—		726
Prepaid expenses and other current assets	1,807	—		1,807

Total current assets	15,630	15,100		30,730
Property and equipment, net	6,941	—		6,941
Goodwill	46,993	—		46,993
Other intangible assets, net	19,637	(1,058)	(2)	18,579
Deferred income tax assets	4,631	—		4,631
Other assets	216	—		216

	$94,048	$14,042		$108,090

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued expenses	$10,099	$(374)	(2)	$9,725
Accrued restructuring costs	764	—		764
Deferred revenue and customer deposits	12,541	—		12,541
Current portion of long-term debt	5,358	(4,330)	(2)	1,028

Total current liabilities	28,762	(4,704)		24,058
Long-term debt, less current portion	20,480	(17,321)	(2)	3,159

Total liabilities	49,242	(22,025)		27,217
Convertible redeemable preferred stock	33,501	(25,561)	(3)	7,940
Stockholders' equity
Common stock	115	37 10	(1) (3)	162
Additional paid in capital	37,888	52,088 14,990 3,800	(1) (3) (3)	108,766
Accumulated deficit	(25,666)	(1,058) (4,439) (3,800)	(2) (3) (3)	(34,963)
Deferred compensation	(800)	—		(800)
Accumulated other comprehensive loss	(232)	—		(232)

Total stockholders' equity	11,305	61,628		72,933

	$94,048	$14,042		$108,090

See Notes to Unaudited Condensed Consolidated Pro Forma Financial Statements

UNAUDITED CONDENSED CONSOLIDATED PRO FORMA STATEMENTS OF OPERATIONS

	Three Months Ended March 31, 2002				Year Ended December 31, 2001
	Historical	Pro Forma Adjustments		Pro Forma	Historical	Pro Forma Adjustments		Pro Forma
(In thousands, except per share data)
Total revenues	$19,035	$—		$19,035	$60,379	$—		$60,379
Total operating expenses	18,637	—		18,637	88,752	—		88,752

Operating income (loss)	398	—		398	(28,373)	—		(28,373)
Interest expense	636	(586)	(4)	50	2,439	(2,254)	(4)	185

(Loss) income before income taxes	(238)	586		348	(30,812)	2,254		(28,558)
Income taxes	—	—		—	—	—		—

Net (loss) income	(238)	586		348	(30,812)	2,254		(28,558)
Accrued and accretive preferred stock dividends	1,443	(1,070)	(5)	373	4,504	(3,491)	(5)	1,013

Net loss available to common stockholders	$(1,681)	$1,656		$(25)	$(35,316)	$5,745		$(29,571)

Per share data—basic and diluted:
Net (loss) income	$(0.02)			$0.03	$(3.36)			$(2.22)
Accrued and accretive preferred stock dividends	(0.13)			(0.03)	(0.49)			(0.08)

Net loss available to common stockholders	$(0.15)			$(0.00)	$(3.85)			$(2.30)

Weighted average shares outstanding:
Basic and diluted	11,215	3,664	(6)	14,879	9,178	3,664	(6)	12,842

NOTES TO UNAUDITED CONDENSED CONSOLIDATED PRO FORMA
FINANCIAL STATEMENTS

(1)
Reflects the issuance of 3.75 million shares of our common stock and net cash proceeds aggregating $52,125,000 in connection with this offering.

(2)
Reflects the payment of all outstanding principal and accrued interest due to FINOVA Capital Corporation. In connection with the prepayment of the amounts outstanding to FINOVA, approximately $1.1 million of related deferred loan costs will be recorded as a one-time, non-recurring charge.

(3)
Reflects the induced conversion and retirement of the series A convertible preferred stock by: a) payment of $15.0 million in cash; b) issuance of 1.0 million shares of our common stock (assuming an offering price per share of $15.00) and c) issuance of 450,000 common stock purchase warrants. In connection with the induced conversion of the series A convertible preferred stock, approximately $8.2 million will be recorded as a one-time, non-recurring charge which will be reflected as a reduction of net earnings available to common shareholders.

(4)
Reflects the reduction in interest expense related to the FINOVA facility being paid in full at the beginning of the period presented.

(5)
Reflects the reduction in the accrued and accretive dividends related to the shares of series A convertible preferred stock being converted and retired at the beginning of the periods presented.

(6)
Weighted average shares outstanding for earnings per share computations are adjusted for the effects of the shares issued to derive proceeds to liquidate the FINOVA indebtedness and to effect the conversion and retirement of the series A convertible preferred stock.

RISK FACTORS

        An investment in the shares offered hereby involves a significant degree of risk. In deciding whether to purchase the shares offered hereby, prospective investors should carefully consider all of the information contained in this prospectus, including the following factors that may affect our current operations and future prospects.

Risks Related to the Company

We have a history of losses, and we may never achieve or maintain profitability.

        We had net losses of $30.8 million for the year ended December 31, 2001, and $1.7 million for the first quarter of 2002. Our accumulated deficit as of March 31, 2002 was $25.7 million. Our decision in the fourth quarter of 1999 to transition from an up-front licensing payment model to a subscription pricing model for our practice management software applications negatively impacted our revenues. We were not profitable in 2000 and 2001, and uncertainties still exist regarding our attainment of profitability in the future under our subscription pricing model. We do not yet know whether our efforts to increase recurring revenues through this subscription pricing model and through the introduction and sale of additional products to new and existing customers, while controlling expenses, will be sufficient for us to achieve or maintain profitability.

Our subscription pricing model is fairly new, and we may be unable to set subscription fees at levels that will enable us to achieve profitability.

        The success of our subscription pricing model depends upon our ability to set subscription fees for our applications and services at rates that will allow us to achieve profitability. Under our subscription pricing model, our customers pay a fixed, monthly subscription fee for our practice management applications, maintenance and support. The subscription fee is based on the practice specialty and number of authorized system users. The market for delivery of applications and services like ours on a subscription fee basis is not well developed and we have only modest experience with subscription pricing. In addition, we expect to enter into multi-year agreements with subscribers pursuant to which subscription fees are typically locked in for 36 months, limiting our ability to increase our subscription fees for those subscribers. If we fail to appropriately price our subscription fees, achieving profitability could take longer than expected, or we may never achieve profitability.

We may not be able to achieve widespread recognition of our brand name, which would make it difficult to implement our business strategy.

        Achieving market acceptance for our new applications and services will require continuous and substantial sales and marketing efforts and the expenditure of significant funds to increase awareness and demand by our current and prospective customers. The PracticeWorks name is relatively new and we expect to invest significant amounts on programs that will promote market awareness and identity of our brand. If we fail to successfully create a recognized brand name for PracticeWorks, our ability to obtain new customers and retain current customers could suffer.

Our cosmetic imaging systems, digital radiography systems, and certain electronic services are new product offerings that may not achieve significant near-term adoption, and a lack of growth from these offerings may adversely affect our business model.

        Our new cosmetic imaging and digital radiography systems have not yet achieved widespread market acceptance. We will need to devote substantial marketing efforts in order to drive market adoption of these products. We also intend to grow by encouraging dentists, orthodontists and oral and maxillofacial surgeons to place orders with suppliers over the Internet using our PW Exchange application and to access other services on our Internet portal. If these efforts are not successful and our customers do not utilize these products and services as we anticipate, our growth could be inhibited.

Technology systems may change faster than we are able to update our products, which could affect our ability to grow our business.

        Although the healthcare industry, including dental, orthodontic and oral and maxillofacial surgery practices, historically has been slow to respond to technological advances, many vendors are introducing technologically advanced products in anticipation of growing demand. As a result, the healthcare industry is increasingly characterized by rapidly changing technology, evolving industry standards, emerging competition and the frequent introduction of new applications and services. Our success depends partly on our ability to:

  •
  efficiently develop or enhance existing applications and services to meet our customers' changing needs; and

  •
  effectively respond to technological changes and the new application and service offerings of our competitors.

        If our competitors develop products or technologies that are better or more attractive than ours, or technological advancements render our applications and services obsolete, our business could be harmed.

The markets we serve are highly competitive, and we may be unable to compete with businesses that may have greater resources than we have.

        The market for providing information technology to dentists, orthodontists and oral and maxillofacial surgeons is competitive. Our primary competitors include national, regional and local practice management application providers, including Dentrix Dental Systems, Inc. and Easy Dental Systems, both subsidiaries of Henry Schein, Inc., as well as EagleSoft, a subsidiary of Patterson Dental Company. Furthermore, major software companies and other entities, including those specializing in the healthcare industry that are not currently offering applications or services that compete with our applications, may enter our markets.

        Some of our competitors may have substantially greater financial, technical and marketing resources, longer operating histories, greater name recognition and more established relationships in the healthcare information technology market than we have. We may not have the resources or expertise to compete successfully in the future. If we are unable to develop and expand our applications and services or adapt to changing customer needs as well as our current or future competitors are able to do, we may experience reduced profitability and a loss of market share.

We may need additional capital to finance existing obligations and to fund our operations and growth, and we may be unable to obtain additional capital under terms acceptable to us or at all.

        If the series B convertible preferred stock is not converted prior to August 8, 2006, we would be required to redeem this preferred stock at a redemption price equal to the liquidation preference, which is initially $5.3 million, plus accrued and unpaid dividends ($205,000 as of March 31, 2002). If the series C convertible preferred stock is not converted prior to March 6, 2005, the holders will have the right to require us to redeem the shares at a redemption price equal to 175% of the liquidation preference ($3,850,000 for the remaining 44,000 outstanding shares as of May 1, 2002). The holder of the series C convertible preferred stock has agreed that it will convert the remaining shares into common stock at the time of the closing of this offering provided that this offering closes on or before June 30, 2002. In addition to the foregoing, unanticipated events could cause our revenues to be lower and our costs to be higher than expected, therefore creating the need for additional capital. We cannot assure you that we will have sufficient funds available to pay our redemption obligations or that we will be able to refinance these redemption obligations or obtain capital to finance operations on favorable terms or at all. If we are unable to do so, we may have to delay or abandon some or all of our development and expansion plans or otherwise forego market opportunities, any of which could harm our business.

Tax requirements and indemnification obligations undertaken by us in connection with the spin-off restrict our ability to issue new shares to finance acquisitions or raise capital, may delay or prevent takeovers which would otherwise be in your best interest as a stockholder and may subject us to substantial liability.

        The spin-off was structured to qualify as a tax free distribution under Section 355 of the Internal Revenue Code. Tax free treatment is conditioned on compliance with several requirements, the failure of which would cause VitalWorks to recognize significant tax liabilities. We have generally agreed to indemnify VitalWorks under certain circumstances to the extent any action or omission on our part contributes to a determination by the Internal Revenue Service that the spin-off was not tax free. This indemnification obligation, if triggered, could therefore be substantial. In addition, under regulations that govern corporations filing a consolidated tax return, each member of VitalWorks' consolidated group, including us with respect to tax periods before the spin-off, is jointly and severally liable for any tax liability incurred by VitalWorks prior to the spin-off or in connection with it.

        One of the conditions of Section 355 for tax free treatment of the spin-off provides that the spin-off would be treated as a taxable transaction if one or more persons acquire directly or indirectly 50% or more of our or VitalWorks' stock, measured by stock or value, as part of a plan that is, or series of related transactions that are, linked to the spin-off under the rules of Section 355. For this purpose, any acquisition of our stock within two years before or after March 5, 2001 is presumed to be part of such a plan, although we may be able to rebut that presumption on the basis that the acquisition is unrelated to the business reasons for the spin-off. If such an acquisition of our stock results in the spin-off becoming taxable, under our indemnification agreement with VitalWorks, we would be required to indemnify VitalWorks for the resulting tax, which could be substantial. This obligation might discourage, delay, or prevent takeovers which would otherwise be in your best interest as a stockholder. We have already consummated certain transactions involving issuance of our common stock. These issuances, together with other issuances in the future, could result in a determination that there has been an acquisition of 50% or greater interest in PracticeWorks in the four-year period. In addition to the potential for significant tax liability, the restrictions and obligations related to the spin-off therefore limit our ability to issue stock to finance acquisitions or raise capital, which could impact our growth and liquidity.

We have recorded, and may continue to record, a significant amount of goodwill in connection with our acquisition strategy.

        As a result of our acquisitions, goodwill accounted for $47.0 million, or 50.0%, of our total assets as of March 31, 2002. We may record additional goodwill related to future acquisitions. In 2001, we recorded goodwill of approximately $34.7 million related to the preliminary purchase price allocations of acquisitions. Under newly adopted generally accepted accounting principles, we will no longer amortize any goodwill. However, we will perform an annual impairment analysis on the carrying value of our goodwill. If the financial benefits of our acquisitions do not ultimately exceed the associated costs, including any dilution to our stockholders resulting from the issuance of shares of our common stock in connection with our acquisitions, we could be required to write down some or all of the unamortized goodwill. As a result, our results of operations would be adversely affected.

The conversion of outstanding convertible preferred stock and exercise of options or warrants may result in dilution to you.

        The holders of our outstanding convertible preferred stock have redemption rights and the right to convert their shares into shares of common stock. As of May 1, 2002, all of the outstanding shares of series B convertible preferred stock were convertible into approximately 148,500 shares of our common stock, and all of the outstanding shares of series C convertible preferred stock were convertible into approximately 340,000 shares of our common stock. The holder of our series C convertible preferred stock has agreed that it will convert the remaining shares into common stock at the time of the closing of this offering, provided that the closing occurs on or before June 30, 2002. After September 7, 2002, the minimum conversion price of the series C convertible preferred stock begins to decrease on a monthly basis, and after July 1, 2003, the conversion price is no longer subject to a prescribed minimum amount, but rather adjusts with the market price of our common stock. Upon completion of this offering, we will issue warrants to purchase up to 450,000 shares of common stock with an exercise price equal to the price per share in this offering to the holder of our series A convertible preferred stock in partial consideration for the retirement of the preferred stock. Those warrants may be exercised at any time up to seven years from the date of issuance. In addition, approximately 3.9 million shares of common stock are subject to issuance upon exercise of outstanding stock options. These shares have been registered and may be sold immediately after exercise. As of May 1, 2002, options and warrants to purchase approximately 1.0 million of the shares were exercisable at a weighted average exercise price of $11.13. Accordingly, your ownership may be diluted by the conversion of our outstanding series of preferred stock and the exercise of outstanding stock options and warrants.

Our failure or inability to comply with recent privacy or other regulations to which we are or may be subject in the future could have a material adverse effect on our business.

        Federal regulations have been adopted, and others proposed, that will impact the manner in which we conduct our business. The Health Insurance Portability and Accountability Act of 1996 ("HIPAA") required the Secretary of the Department of Health and Human Services, referred to as the Secretary, to promulgate national and uniform standards to facilitate the electronic exchange of health information and to ensure the privacy and security of health information generally.

        A significant portion of our activities involves the receipt, delivery and potential use and disclosure of individually identifiable health information. Although we are not a healthcare provider or a health plan, we offer certain electronic billing services to our customers, which includes the conversion and consolidation of certain healthcare claims data from non-standard to standard formats for submission to third-party payors or claims processing entities. As such, we may be considered a healthcare clearinghouse under the final privacy rules issued by the Secretary in December 2000.

        Additionally, from time to time, we receive individually identifiable health information from our customers. For example, we may receive certain types of individually identifiable health information when we convert a provider's entire database in connection with the installation of new software or when we remotely access a customer's computers to resolve hardware or software issues. In providing this service to our dental customers, we likely would be considered a business associate of a covered entity and will be required to amend existing contracts to ensure compliance with these requirements.

        In addition to the final privacy provisions, the Secretary also has adopted final rules for financial and administrative transactions and data elements for certain types of healthcare transactions which are transmitted electronically. These transaction rules will likely require changes to our software applications to comply with these requirements.

        These final regulations issued by the Secretary pursuant to HIPAA may require us to expend significant resources to comply with these requirements. We may need to implement new policies, procedures, and technical security measures. We must take additional steps to make sure that we comply with the final transaction standards adopted by the Secretary. Because these regulations are new and evolving, there is a some uncertainty as to how certain provisions will be interpreted and/or enforced. In addition, while the Secretary has issued proposed security regulations, these rules have not yet been finalized. The delay in adopting final security regulations creates some uncertainties as to what security requirements ultimately may be imposed on covered entities and the timeline for compliance.

        While we have taken a number of steps to bring our operations into compliance with these new mandates, in the event we are unable to conform our operations and products to the requirements of HIPAA, we could be subject to civil monetary penalties and/or criminal sanctions. In addition, delay in developing or failure to develop products that would enable HIPAA compliance for our current and prospective customers could put us at a significant disadvantage in the marketplace. Accordingly, the sale of our products could be harmed and our business could be adversely affected by the implementation and enforcement of HIPAA regulations.

Changes in state and federal laws relating to confidentiality of patient medical records could limit our customers' ability to use our services.

        Changes to state or federal laws could materially affect or restrict the ability of healthcare providers to submit information from patient records using our products and services. Any such restrictions would inevitably decrease the value of our applications to our customers, which could materially harm our business. The confidentiality of patient records and the circumstances under which records may be released are already subject to substantial regulation by state governments. Although compliance with these laws and regulations is principally the responsibility of the healthcare provider under these current laws, statutes and regulations governing patient confidentiality rights are evolving rapidly. In addition to the obligations being imposed at a state level, legislation governing the dissemination of medical information is being passed at the federal level. The legislation may require holders of this information to implement additional security measures, which could entail substantial expenditures on our part. Consequently, the sale of our products could be harmed and our business could be adversely affected.

Changes in the regulatory and economic environment in the healthcare industry could adversely affect our business.

        The healthcare industry is highly regulated and subject to changing political, economic and regulatory influences. These factors affect the purchasing practices and operation of healthcare organizations. Changes in current healthcare financing and reimbursement systems could require us to make unplanned enhancements of applications or services, or result in delays or cancellations of orders. Federal and state legislatures periodically consider programs to reform or amend the U.S. healthcare system. These programs may contain proposals to increase governmental involvement in healthcare, lower reimbursement rates, or otherwise change the environment in which healthcare industry participants operate. Healthcare industry participants may respond by reducing their investments or postponing investment decisions, including investments in our applications and services. As a consequence, our business could be adversely affected.

        In addition to the adopted and proposed requirements under HIPAA, the United States Food and Drug Administration, or FDA, is vested with the responsibility for ensuring the safety and efficacy of medical devices under the Federal Food, Drug and Cosmetic Act. Computer applications and software are considered as medical devices for purposes of this Act and, as such, are subject to regulation by the FDA when they are indicated, labeled or intended to be used in the diagnosis of disease or other conditions or in the cure, mitigation, treatment or prevention of disease, or they are intended to affect the structure or function of the body. We do not believe that any of our current products or services are subject to FDA regulation as medical devices. However, we plan to expand our product and service offerings into areas that may be subject to FDA regulation. We have no experience in dealing with

FDA regulation and, accordingly, any compliance efforts could prove to be time consuming, burdensome and expensive, which could negatively affect our business.

We plan to expand rapidly and we may be unable to manage our growth.

        We intend to rapidly grow our business. However, we cannot be sure that we will successfully manage our growth. In order to successfully manage our growth, we must:

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  expand and enhance our administrative infrastructure;

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  improve our management, financial and information systems and controls;

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  expand, train and manage our employees effectively; and

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  successfully retain and recruit additional employees.

        Continued growth could place a strain on our management, operations and financial resources. Our business plan will also place additional demands on our sales, marketing, information systems and administrative resources as we offer new applications, products and services and expand our target markets and customers. We cannot assure you that our infrastructure, facilities and personnel will be adequate to support our future operations or to effectively adapt to future growth. If we cannot manage our growth effectively, our business may be harmed.

We may have difficulty integrating future acquisitions into our business.

        We may from time to time acquire other companies or their businesses. As a result, we may be exposed to several risks relating to integrating these additional businesses, including those risks listed below, any of which may adversely affect our business or operating results:

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  inability to integrate new operations, products, services and personnel;

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  diversion of resources from our existing business;

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  failure in client communication and branding awareness;

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  inability to generate revenues from new products and services sufficient to offset associated acquisition costs;

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  inability to maintain uniform standards, controls and policies;

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  accounting issues that adversely affect our financial results;

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  impairment of employee and customer relations as a result of any integration of new management personnel;

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  dilution to existing stockholders from the issuance of equity securities; and

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  assumption of liabilities or other obligations associated with an acquired business.

We are dependent upon our executive officers, and the loss of these personnel could disrupt our growth.

        Our success depends on the continued services and performance of our executive officers, and we cannot guarantee that we will be able to retain those individuals. The loss of the services of one or more of our executive officers could seriously impair our ability to continue to develop our application and service offerings, continue to implement our subscription pricing model and manage and expand our business. We do not maintain key person life insurance.

If we are unable to protect our intellectual property rights from third party challenges, it may significantly impair our competitive position.

        Our success and ability to compete depend in part on our ability to protect our intellectual property rights, which consist primarily of our internally developed and acquired software. Any failure to adequately protect our intellectual property rights could result in our competitors offering similar products or services, which could impair our competitive advantage and decrease our revenues. To protect our intellectual property rights, we rely primarily on a combination of copyright, trademark, service mark and trade secret laws and contractual confidentiality provisions in agreements with third parties. In addition, we expect our employees to sign an agreement to comply with our corporate policies and procedures, including our policy regarding non-disclosure of confidential information, but we may not have entered into these agreements in every case. These contractual arrangements or the other steps we have taken to protect our intellectual property may not prove sufficient to prevent illegal use of our proprietary information and technology or to deter independent third party development of similar technologies. In addition, the laws of foreign countries in which we do or seek to do business may not protect our proprietary rights to the same extent as do the laws of the United States.

Asserting, defending and maintaining our intellectual property rights could be difficult and costly and failure to do so may diminish our ability to compete effectively and may harm our operating results.

        We may need to pursue lawsuits or legal action in the future to enforce and protect our intellectual property rights, and to determine the validity and scope of the proprietary rights of others. If third parties prepare and file applications for trademarks and domain names used or registered by us, we may oppose those applications and be required to participate in proceedings to determine priority of rights to the trademarks and domain names. Similarly, competitors may have filed applications for patents, may have received patents and may obtain additional patents and proprietary rights relating to applications or services that block or compete with ours. We may have to participate in interference proceedings to determine the priority of invention and the right to a patent or other proprietary right for the application or service. Litigation and interference proceedings, even if they are successful, are expensive to pursue and are time consuming, and we could have to use a substantial amount of our financial and technical personnel resources in either case.

We may face third-party claims alleging infringement of their intellectual property rights, which could result in significant expense to us and loss of significant rights.

        From time to time, third parties may assert patent, copyright, trademark and other intellectual property rights to technologies that are used in and are important to our business. This risk may increase as the number of entrants to our market increases and we improve the functionality of our applications and services, potentially causing an overlap with the applications and services of other companies. Any claims against us or companies with which we have business relationships, asserting that our applications or services infringe or may infringe proprietary rights of third parties, whether with or without merit, could be time consuming, result in costly litigation, divert the efforts of our technical and management personnel, and disrupt our relationships with our customers or require us to enter into royalty or licensing agreements, any of which could have a negative impact upon our operating results. Royalty or licensing agreements, if required, may not be available on terms acceptable to us, if at all. If a claim against us is successful and we cannot obtain a license to the relevant technology on acceptable terms, license a substitute technology, or redesign our applications or services to avoid infringement, our business and financial results could be harmed.

We are dependent on partners/suppliers for delivery of EDI transactions, digital radiography systems and other products and services, and any inability or failure of these suppliers to perform in a timely and cost-effective manner could negatively impact customer satisfaction and revenue.

        We utilize various third party suppliers to provide our customers with EDI transactions, digital radiography systems, and other products and services. Although other vendors are available in the marketplace to provide these products and services, it would take time to switch suppliers. If these suppliers were unable to provide such products or perform such services or the quality of these products or services declined, it could have a negative impact on customer satisfaction and ultimately result in a decrease in our revenues.

Our systems may be vulnerable to security breaches and viruses.

        The success of our strategy to offer our applications and services depends in part on the confidence of our customers in our ability to securely transmit confidential information. Our systems and services rely on encryption, authentication and other security technology licensed from third parties to achieve secure transmission of confidential information. We may not be able to stop unauthorized attempts to gain access to or disrupt the transmission of communications by our customers. Anyone who is able to circumvent our security measures could misappropriate confidential user information or interrupt us, or our customers' operations. In addition, our applications and services may be vulnerable to viruses, physical or electronic break-ins, and similar disruptions. Any failure to provide secure electronic communication services could result in a lack of trust by our customers causing them to seek out other vendors, and/or, tarnish our reputation in the market, making it difficult to obtain new customers.

Risks Related to the Offering

Provisions of our certificate of incorporation, bylaws and state law may discourage takeovers that would otherwise be in the best interest of our stockholders.

        Our certificate of incorporation and bylaws contain provisions that may make more difficult or expensive or otherwise discourage a tender offer, change in control or takeover attempt that is opposed by our board of directors. In particular, our certificate of incorporation and bylaws include provisions that:

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  classify our board of directors into three groups, so that stockholders generally elect only one-third of the board each year;

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  permit stockholders to remove directors only for cause;

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  permit a special stockholders' meeting to be called only by the chairman of the board of directors, the chief executive officer or a majority of the board of directors;

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  require stockholders to give us advance notice to nominate candidates for election to our board of directors or to make stockholder proposals at a stockholders' meeting;

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  permit our board of directors to issue, without stockholder approval, preferred stock with such terms as the board may determine; and

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  require the vote of the holders of at least 66 2/3% of our voting shares for stockholder amendments to our bylaws.

        In addition, Section 203 of the Delaware General Corporation Law provides certain restrictions on business combinations between us and any party acquiring a 15% or greater interest in our voting stock other than in a transaction approved by our board of directors and in certain cases by our stockholders. These provisions of our certificate of incorporation and bylaws and Delaware law could discourage potential acquisition proposals and could delay or prevent a change in control of PracticeWorks, even if our stockholders support such proposals. These provisions could also make it more difficult for third parties to remove and replace the members of our board of directors. Moreover, these provisions could diminish the opportunities for stockholders to participate in certain tender offers, including tender offers at prices above the then-current market value of our common stock, and may also inhibit increases in the trading price of our common stock that could result from takeover attempts or speculation.

We will use a portion of the net proceeds from this offering to pursue possible acquisitions and strategic investments and for general corporate purposes. We may use these proceeds in ways with which you disagree.

        We intend to use a portion of the net proceeds of this offering to pursue possible acquisitions and strategic investments and for unspecified general corporate purposes, including working capital needs. Our management will have significant discretion in the use of these funds, and you may disagree with the way these funds are spent. We cannot assure you that proceeds dedicated to pursue possible acquisitions and strategic investments or to general corporate purposes will be invested to yield a significant return, or any return at all.

Our quarterly operating results may fluctuate, which could cause our stock price to fluctuate.

        Our revenues and operating results may vary significantly from quarter to quarter due to a number of factors that are outside of our control. Some of these factors include:

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  the rate of adoption of our new applications and services by new and existing customers;

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  changes in the adoption of Internet usage by healthcare providers;

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  changes in customer purchasing patterns; and

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  general economic conditions, including those specific to the healthcare information technology market.

        In addition, the following factors that are within our control may cause our revenue and operating results to vary significantly from quarter to quarter:

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  costs of developing new applications and services;

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  costs related to acquisitions of technologies or businesses;

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  our success in establishing additional business relationships; and

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  the timing and amount of sales and marketing expenditures.

        Any change in one or more of these or other factors could cause our annual or quarterly operating results to fluctuate. If our operating results do not meet market expectations, our stock price will likely decline.

Future sales of shares by existing stockholders could affect our stock price.

        If our existing stockholders sell substantial amounts of our common stock in the public market following the offering or if there is a perception that they may do so, the market price of our common stock could decline. Based on our shares outstanding as of May 1, 2002, upon completion of the offering and issuance of 1,000,000 shares to the former holder of the series A convertible preferred stock, we will have 16,386,102 shares of common stock outstanding, except for approximately 2,200,000 shares which will not be freely tradeable. In connection with this offering, our directors and officers have entered into lock-up agreements with the underwriters under which they have agreed not to offer, sell or hedge approximately 1,200,000 shares in the aggregate of our common stock for 90 days from the date of this prospectus. After these lock-up agreements expire, these shares will continue to be subject to volume limits and manner of sale requirements. In addition, approximately 1,000,000 shares are subject to outstanding options and warrants that may immediately be exercised as of May 1, 2002, approximately 2,900,000 shares are subject to options that have been granted under our 2000 stock option plan and will become exercisable from time to time and approximately 4,100,000 shares reserved for further issuance pursuant to this plan. All of these shares will become available for sale immediately upon the exercise of those options.

The market price of our common stock has been volatile and may continue to be volatile after the offering, and the value of your investment may decline.

        The market price of our common stock has been volatile in the past and may continue to be volatile after the offering. This volatility may cause precipitous drops in the price of our common stock on the American Stock Exchange. These drops may cause your investment in our common stock to lose significant value. The market price is affected by:

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  variations in our quarterly operating results;

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  changes in financial estimates by securities analysts;

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  changes in general conditions in the economy or the financial markets;

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  other developments affecting us, our industry, clients or competitors; and

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  the operating and stock price performance of companies that investors deem comparable to us.

        This volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to their operating performance. Therefore, we cannot predict the market price for our common stock after the offering.

FORWARD-LOOKING STATEMENTS

        This prospectus contains statements about future events and expectations which are characterized as forward-looking statements. Forward-looking statements are based on management's beliefs, assumptions and expectations of our future economic performance, taking into account the information currently available to them. These statements are not statements of historical fact. Forward-looking statements involve risks and uncertainties that may cause our actual results, performance or financial condition to differ materially from the expectations of future results, performance or financial condition we express or imply in any forward-looking statements. Factors that could contribute to these differences include those discussed in "Risk Factors" and in other sections of this prospectus. The words "believe," "may," "will," "should," "anticipate," "estimate," "expect," "intend," "objective," "seek," "strive" or similar words, or the negatives of these words, identify forward-looking statements. We qualify any forward-looking statements entirely by these cautionary factors.

USE OF PROCEEDS

        We estimate that our net proceeds from the sale of our common stock in this offering will be approximately $52.1 million, based on an assumed public offering price of $15.00 per share, after deducting the estimated underwriting discount and our estimated offering expenses. If the underwriters exercise their over-allotment option in full, we estimate that our net proceeds will be approximately $60.0 million.

        We will not receive any proceeds from the sale of 773,026 shares of our common stock by the selling stockholders.

        We expect to use the net proceeds from this offering as follows:

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  approximately $22.0 million to repay our outstanding indebtedness under our existing credit facility with FINOVA Capital Corporation;

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  approximately $15.0 million to retire shares of our outstanding series A convertible preferred stock;

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  to pursue possible acquisitions or strategic investments in complementary businesses, technologies or products; and

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  to fund working capital requirements and for general corporate purposes.

        As of March 31, 2002, our indebtedness to FINOVA Capital Corporation bore interest at a rate of 7.0% and was scheduled to mature on June 30, 2003.

        We are in negotiations to acquire a minority equity interest in PracticeWares, Inc., a dental supply company, for up to $1 million. Additionally, we may advance up to $3 million in the form of a loan, half of which we expect would be repaid when PracticeWares enters into a financing arrangement with another lender. In connection with our investment, we expect to enter into a long-term distribution agreement with PracticeWares pursuant to which PracticeWares would be able to offer its dental supplies to our customers and we would receive royalty payments on sales. PracticeWares would be required to pay us license fees for the use of our software to interface with our customers. In addition, we would have the option to acquire the remaining equity interest in PracticeWares. We cannot assure you that we will complete this transaction on the terms described here or at all.

        The actual amounts of proceeds used for these purposes may differ significantly from the above estimates. Our management will retain broad discretion in the allocation of the net proceeds of this offering. Until we use the proceeds of this offering for the above purposes, we intend to invest the funds in short-term, investment-grade, interest-bearing securities.

DIVIDEND POLICY

        Our dividend policy is set by our board of directors. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and have not to date and do not anticipate declaring or paying any cash dividends on our common stock in the foreseeable future. Any future determination as to the declaration and payment of dividends will be at the discretion of our board of directors and will depend on then existing conditions, including our financial condition, results of operations, contractual restrictions, capital requirements, business prospects and other factors that our board of directors considers relevant. Dividends on common stock may not be paid unless accumulated dividends on our series B convertible preferred stock have been paid. In addition, our current credit facility with FINOVA prohibits payments of dividends on our common stock and any similar facility that we may enter into in the future may have similar restrictions.

PRICE RANGE OF COMMON STOCK

        On March 6, 2001, our common stock commenced trading on the American Stock Exchange under the trading symbol "PRW." Prior to March 6, 2001, there was no market for any shares of our capital stock. The table below sets forth the low and high sales prices of our common stock on the American Stock Exchange as reported in the Nasdaq Online (through May 14, 2002) and Amex Online services.

	High	Low
Fiscal 2001
Period ended March 31, 2001	$8.35	$4.25
Second Quarter ended June 30, 2001	8.43	4.90
Third Quarter ended September 30, 2001	10.20	5.35
Fourth Quarter ended December 31, 2001	10.00	5.70
Fiscal 2002
First Quarter ended March 31, 2002	$13.30	$8.96
Second Quarter through May 14, 2002	15.70	12.75

        The number of record holders of our common stock as of April 26, 2002 was 1,460 (excluding individual participants in nominee security position listings). The closing price as of May 14, 2002 was $15.00.

CAPITALIZATION

        The following table sets forth, as of March 31, 2002, the short-term debt and capitalization of PracticeWorks, as adjusted to give effect to (1) the application of the estimated net proceeds from the sale of the 3,750,000 shares of common stock that we are offering at an assumed offering price of $15.00 per share, (2) the issuance of an estimated 1.0 million shares of our common stock and (3) issuance of a warrant to purchase an additional 450,000 shares.

        The pro forma capitalization excludes:

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  approximately 1.0 million shares that may be issued upon the exercise of options and warrants outstanding and exercisable as of May 1, 2002 with a weighted average exercise price of $11.13;
  •
  approximately 2.9 million shares subject to options that are not currently exercisable and 4.1 million shares that remain available for incentive awards under our 2000 Stock Option plan;
  •
  140,258 shares that may be issued to several of our executives under a deferred compensation arrangement;
  •
  450,000 shares that may be issued upon the exercise of warrants that we will issue in connection with the retirement of our series A convertible preferred stock;
  •
  approximately 149,000 shares that may be issued upon conversion of the series B convertible preferred stock; and
  •
  approximately 340,000 shares that will be issued upon conversion of the series C convertible preferred stock at the time of the closing of this offering (provided that the closing occurs on or before June 30, 2002).

This table should be read in conjunction with the Consolidated Financial Statements of PracticeWorks and Notes thereto appearing in our Annual Report on Form 10-K for the year ended December 31, 2001 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2002 respectively, both of which are filed with the Securities and Exchange Commission and incorporated herein by reference.

	March 31, 2002
	Actual	Pro Forma
(In thousands, except share and per share data)
Short-term debt, including current portion of long term debt	$5,358	$1,028
Long-term debt, excluding current portion	20,480	3,159
Series A 6.5% convertible redeemable preferred stock; 32,000 shares issued and outstanding; $1,000 per share liquidation preference; carrying value includes accrued dividends of $2,217 and is net of $8,656 unamortized discount	25,561	—
Series B 6.0% convertible redeemable preferred stock; 955,779 shares issued and outstanding; $5.44 per share liquidation preference; carrying value, actual and pro forma, includes accrued dividends of $205 and is net of $1,305 unamortized discount	4,099	4,099
Series C convertible redeemable preferred stock; 64,000 shares issued and outstanding; $50.00 per share liquidation preference; carrying value, actual and pro forma, includes $641 accrued redemption premium	3,841	3,841
Stockholders' equity:
Common stock $0.01 par value, 100,000,000 authorized, 11,481,251 issued and outstanding, actual; 16,231,251 shares issued and outstanding, pro forma	115	162
Additional paid-in capital	37,888	108,766
Deferred compensation	(800)	(800)
Accumulated deficit	(25,666)	(34,963)
Accumulated other comprehensive loss	(232)	(232)

Total stockholders' equity	11,305	72,933

Total capitalization	$70,644	$85,060

SELECTED FINANCIAL DATA

        We derived the selected financial data presented below from our audited consolidated financial statements and the notes thereto for the years indicated and our unaudited interim consolidated financial statements and the notes thereto for the three-month periods ended March 31, 2002 and 2001. In our opinion, the unaudited financial information contains all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the results of operations for such interim periods. The results of operations for the three months ended March 31, 2002 may not be indicative of results to be achieved for the entire fiscal year. You should read the selected financial data presented below together with those audited and unaudited consolidated financial statements and the notes thereto, which are included in our Annual Report on Form 10-K for the year ended December 31, 2001 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2002, respectively, both of which are filed with the Securities and Exchange Commission and incorporated herein by reference.

        For all periods presented prior to March 5, 2001 we operated as a division of VitalWorks Inc. On March 5, 2001, VitalWorks completed the pro rata distribution of all of the outstanding shares of PracticeWorks common stock to VitalWorks stockholders. From July 10, 1997 through December 31, 2000, VitalWorks completed 18 acquisitions that were attributed to us in the distribution. Subsequent to March 5, 2001 through December 31, 2001, we completed four additional acquisitions. During the three months ended March 31, 2002, we completed one acquisition. During the second quarter of 2000, we began using a subscription based pricing model that was different from the traditional one-time license fee model we have historically offered. We are also developing new applications and services we have not historically offered. As a result, the financial information included in this section may not be indicative of our future results of operations, financial position and cash flows. In addition, this financial information may not reflect the financial results we would have achieved if we had been a separate stand-alone entity during the periods prior to March 5, 2001.

	Three Months Ended March 31,		Year Ended December 31,
	2002 (1)	2001 (2)	2001 (3)	2000 (4)	1999 (5)
(Dollars in thousands, except per share data)	(Unaudited)
STATEMENT OF OPERATIONS DATA:
Revenues
Recurring	$13,231	$8,235	$42,292	$26,361	$16,074
Non-recurring	5,804	3,582	18,087	13,654	38,517

Total revenues	19,035	11,817	60,379	40,015	54,591

Operating expenses
Purchases for resale	3,010	1,447	8,932	5,337	9,654
Selling, general and administrative	12,826	10,212	46,819	38,895	28,666
Research and development	1,079	726	2,241	3,481	4,185
Amortization of goodwill (6)	—	4,736	22,805	15,823	2,300
Depreciation and amortization of other intangibles	1,663	578	4,575	1,427	984
Restructuring (7)	(7)	(310)	(136)	3,869	940
Other non-recurring charges (7)	88	2,430	3,511	3,541	1,961
(Gain) loss on disposal of fixed assets	(22)	—	5	(636)	—

Total operating expenses	18,637	19,819	88,752	71,737	48,690

Operating income (loss)	398	(8,002)	(28,373)	(31,722)	5,901
Interest expense	636	625	2,439	2,117	1,335

(Loss) income before income taxes and extraordinary item	(238)	(8,627)	(30,812)	(33,839)	4,566
Income taxes	—	—	—	(4,399)	2,186

Net (loss) income before extraordinary item	(238)	(8,627)	(30,812)	(29,440)	2,380
Extraordinary item—debt extinguishment costs, net of income taxes	—	—	—	—	(72)

Net (loss) income	(238)	(8,627)	(30,812)	(29,440)	2,308
Accrued and accretive preferred stock dividends	1,443	333	4,504	—	—

Net (loss) income available to common stockholders	$(1,681)	$(8,960)	$(35,316)	$(29,440)	$2,308

Per share data—basic and diluted
(Loss) income before extraordinary item	$(0.02)	$(0.99)	$(3.36)	$(3.51)	$0.34
Extraordinary item, net of income taxes	—	—	—	—	(0.01)

Net (loss) income	(0.02)	(0.99)	(3.36)	(3.51)	0.33
Accrued and accretive preferred dividends	(0.13)	(0.04)	(0.49)	—	—

Net (loss) income available to common stockholders	$(0.15)	$(1.03)	$(3.85)	$(3.51)	$0.33

OTHER DATA:
EBITDA, as adjusted (8)	$2,120	$(568)	$2,387	$(7,698)	$12,086
Cash flow from:
Operating activities	$1,499	$48	$(613)	$(8,603)	$5,814
Investing activities	(3,302)	(1,792)	(8,681)	(26,970)	(10,276)
Financing activities	873	4,902	11,835	37,015	5,356
	As of March 31,		As of December 31,
	2002	2001	2001	2000	1999
	(Unaudited)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents	$5,613	$7,135	$6,555	$3,979	$2,527
Working capital deficit	(13,132)	(5,370)	(11,122)	(3,172)	(1,190)
Total assets	94,048	93,359	91,293	68,522	57,842
Long-term debt, less current portion	20,480	20,031	20,258	20,239	9,614
Convertible redeemable preferred stock	33,501	26,333	34,203	—	—
Total stockholders' equity	11,305	23,436	9,354	29,829	32,419

(1)
During the three months ended March 31, 2002, we completed one acquisition in a transaction accounted for as a purchase.
(2)
During the three months ended March 31, 2001, we completed one acquisition in a transaction accounted for as a purchase.
(3)
During the year ended December 31, 2001, we completed four acquisitions in transactions accounted for as purchases.
(4)
During the year ended December 31, 2000, VitalWorks acquired six companies attributed to PracticeWorks in transactions accounted for as purchases.
(5)
During 1999, VitalWorks acquired four companies attributed to PracticeWorks in transactions accounted for as purchases and five acquisitions accounted for as poolings of interests.

(6)
Effective January 1, 2002, we adopted a new accounting standard and ceased the amortization of goodwill. During the fourth quarter of 1999, we changed the estimated useful life of goodwill from 15 years to a remaining life of three years. This change was applied prospectively from the fourth quarter of 1999.

(7)
During the three months ended March 31, 2002, we recorded non-recurring charges of $88,000 related to the 2001 restructuring. During the three months ended March 31, 2001, we recorded a reduction of restructuring costs of $310,000 due to the renegotiation of terminated leased facilities and non-recurring charges of $2.4 million relating to professional fees, printing and similar costs in connection with the spin-off. In October 2001, we recorded costs of $808,000 associated with the announcement of our plan to substantially consolidate all of our domestic operations into our Atlanta facility and to eliminate approximately 50 employees on a net basis. For the year ended December 31, 2001, we recorded a reduction in restructuring costs of $944,000 for the 2000 restructuring plan due to the renegotiation of terminated leased facilities and the reduction in severance payments resulting from the early departure of employees eligible to receive these payments. For the year ended December 31, 2001, we recorded other non-recurring charges of approximately $3.5 million related to the spin-off. On August 1, 2000, we announced our 2000 restructuring plan which included the termination of 145 employees resulting in severance and other termination benefits of $1.7 million, and the closure and consolidation of 11 facilities resulting in facility closure costs and other charges of $1.4 million. For the year ended December 31, 2000, restructuring also included $816,000 related to the 1999 plan. Other non-recurring charges consisted of impairment charges of approximately $500,000 for asset write-downs and a write-down of inventory of $1.5 million related to our decision to discontinue selling hardware and hardware support in certain of our business lines in connection with our new hardware agreement. In addition, we incurred approximately $1.4 million in charges related to the spin-off consisting principally of professional service fees. For the year ended December 31, 1999, restructuring consisted of contingent consideration of $700,000 related to acquired companies whose products were discontinued, charges for asset write-downs of $97,000, facility closure costs of $95,000 and severance and other termination benefits of $48,000. These costs consisted primarily of termination and other severance costs for employee terminations determined in 1999 but for whom the details were not communicated until 2000. For the year ended December 31, 1999, other non-recurring charges consisted of a write-off of capitalized software costs of $874,000, merger costs of $659,000 related to the 1999 acquisitions accounted for as poolings of interests and in compensatory stock awards of $428,000 related to the accelerated vesting of a restricted stock award.

(8)
EBITDA, as adjusted, represents earnings before interest, income taxes, depreciation and amortization, restructuring, other non-recurring charges, and loss (gain) on disposal of fixed assets. We have excluded restructuring and other non-recurring charges and loss (gain) on disposal of fixed assets from EBITDA, as adjusted, because we do not believe those costs are representative of the normal recurring nature of our operations. EBITDA, as adjusted, is provided because it is a measure commonly used by analysts and investors to determine a company's ability to incur and service debt. EBITDA, as adjusted, is not a measurement in accordance with generally accepted accounting principles, or GAAP, and should not be considered an alternative to, or more meaningful than, net (loss) income as a measure of our profitability or cash flows as a measure of our liquidity. All companies do not calculate EBITDA, as adjusted, in the same manner. Accordingly, our EBITDA, as adjusted, may not be comparable with that of other companies. We have included information concerning EBITDA, as adjusted, because management believes EBITDA, as adjusted, provides a useful measure of our performance. You should note, however, that the items excluded from EBITDA, as adjusted, are significant components in understanding and assessing our performance.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion and analysis should be read in conjunction with the "Selected Financial Data" included elsewhere in this prospectus and our consolidated financial statements and related notes included in our Annual Report on Form 10-K for the year ended December 31, 2001, and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2002, both of which are filed with the Securities and Exchange Commission and incorporated herein by reference. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in this prospectus.

Overview

        We provide software-based information technology systems for dentists, orthodontists and oral and maxillofacial surgeons. Prior to March 5, 2001, we operated as a division of VitalWorks Inc. On March 5, 2001, VitalWorks completed the pro rata distribution of all of the outstanding shares of PracticeWorks common stock to VitalWorks stockholders.

Acquisitions

        A substantial part of our growth has been achieved through acquisitions. From July 10, 1997 through December 31, 2000, VitalWorks completed 18 acquisitions that were attributed to us in the spin-off. Subsequent to the spin-off we completed five acquisitions through April 2002. Given the significant number of acquisitions in each of the periods presented, the results of operations from period to period may not necessarily be comparable.

        On March 7, 2001, we completed the acquisition of SoftDent, LLC, a practice management software subsidiary of DENTSPLY International, Inc. This subsidiary, also referred to as InfoSoft, develops and provides dental practice management software systems, which we now market as our SoftDent® software product. At the time of acquisition, InfoSoft was party to approximately 23 independent value added reseller, or VAR, agreements. We elected not to renew the agreements with a number of the VARs and we completed transactions to terminate the agreements and/or restructure the relationships with respect to 21 of these VARs. The estimated fair value of the total consideration, including VAR transactions, was approximately $25.5 million, represented by 32,000 shares of our series A convertible redeemable preferred stock valued at $21.0 million (net of discount of $11.0 million), cash consideration of $1.5 million, notes payable of approximately $2.0 million, and transaction costs of $1.0 million. We recorded total goodwill of $23.6 million.

        During the second quarter of 2001, we completed two acquisitions that were also accounted for as purchases. In connection with these acquisitions, we paid total cash consideration of $1.6 million, issued a non-interest bearing note payable in the amount of approximately $600,000 and assumed net liabilities of approximately $500,000. The purchase prices were allocated based on preliminary estimates of fair values to tangible and intangible assets, developed technology and total liabilities assumed. We recorded goodwill of approximately $2.9 million, inclusive of approximately $166,000 in transaction costs.

        On August 8, 2001, we acquired all of the outstanding equity interests of Medical Dynamics, Inc., a dental practice management company, for which the aggregate consideration was approximately $9.6 million represented by approximately 222,000 shares of PracticeWorks common stock, 977,000 shares of PracticeWorks series B convertible preferred stock, 888,000 shares of VitalWorks common stock and $19,000 in cash. We also assumed $3.0 million in liabilities and incurred approximately $1.2 million in transaction costs. The purchase price was allocated based on an independent valuation of fair values to tangible and intangible assets and total liabilities assumed. We recorded goodwill of approximately $8.3 million. We have accounted for VitalWorks' issuance of its common stock as an equity contribution.

        VitalWorks acquired six dental information technology companies in transactions attributed to us that were accounted for as purchases during the year ended December 31, 2000. The aggregate consideration for these acquisitions was $13.4 million in cash and $2.4 million in VitalWorks common stock. Goodwill of approximately $15.7 million was recorded for these transactions. VitalWorks acquired four dental information technology companies in transactions attributed to us that were accounted for as purchases during the year ended December 31, 1999. The aggregate consideration for these acquisitions was $8.3 million in cash and $2.0 million in VitalWorks common stock. Goodwill of $10.5 million was recorded for these transactions.

        The five companies listed below (the "1999 Pooled Companies") were acquired in transactions accounted for as poolings of interests during the year ended December 31, 1999. These mergers provided for the exchange of substantially all of the outstanding equity interests of such companies for shares of VitalWorks' common stock.

Company	Shares of VitalWorks Common Stock Issued
OMSystems, Inc.	2,287,998
Ardsley, M.I.S., Inc.	209,016
Kevin Kozlowski, Inc., d/b/a Human Touch Software	255,247
Unident Corporation	357,796
InfoLogic, Inc.	102,096

Because these acquisitions were accounted for as poolings of interests, the financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2001 were retroactively restated to reflect them. As a result, the financial position, results of operations and cash flows are presented as if the 1999 Pooled Companies had been included for all periods presented.

Restructuring and Non-recurring Charges

        Due to the significant number of acquisitions we have completed, we announced and implemented restructuring plans in 2001, 2000 and 1999 to integrate and consolidate the acquired operations into our existing facilities. We record the costs in accordance with Emerging Issues Task Force Issue ("EITF") No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in Restructuring)." Liabilities incurred as a result of exiting an activity of acquired companies are recorded in accordance with the guidance of EITF 95-3, "Recognition of Liabilities in Connection with a Purchase Business Combination."

Change in Business Model

        During the fourth quarter of 1999 we made significant changes in our strategic business model including the decision to transition to a subscription pricing model for the majority of our products. Under the subscription pricing model, revenues for use of our software are recognized ratably over the contract period, typically 36 months, as opposed to recognition at the time of sale under our traditional license model, while many of the costs associated with sales activities, general and administrative and other direct and indirect costs are expensed currently. We began offering subscription services in the second quarter of 2000. As a result, we experienced significant variations in revenues and results of operations in 2001 and 2000 as compared to 1999.

Significant Accounting Policies

Revenue Recognition

        We base our revenue recognition policies for sales of software on the provisions of the American Institute of Certified Public Accountants' Statement of Position ("SOP") No. 97-2, "Software Revenue Recognition," as amended. Revenues from maintenance and support services and subscriptions, which typically have contracts varying from one to three years in length, is recognized ratably over the life of the contract. Revenues from electronic services are recognized as the service is provided. Revenues from the sale of software licenses are recognized when persuasive evidence of an arrangement exists, delivery has occurred, fees are fixed or determinable, and collectibility is probable. Revenue from hardware sales is recognized upon product shipment. Revenues from training and implementation services are recognized as the service is provided. Amounts invoiced and cash payments received in advance of product or service revenues are recorded as deferred revenues.

Capitalized Costs of Computer Software to be Sold, Leased or Otherwise Marketed

        Costs incurred, such as planning, designing, coding and testing, for computer software to be sold, leased or otherwise marketed are expensed as incurred prior to establishing the technological feasibility of a product. Technological feasibility is generally achieved when the detailed program design or a working model has been completed. For the period between the establishment of technological feasibility and the time a product is available for general release, such costs are capitalized. Capitalized software costs are amortized using the straight-line method over the estimated lives of the related products (generally 48 months). Capitalized costs for each project are reviewed periodically to determine that the estimated useful lives are appropriate and carrying values are recoverable based on estimated future cash flows, and revisions to estimated lives or impairment charges are recorded as necessary.

Goodwill and Other Intangible Assets

        Goodwill represents the excess of consideration given in purchase business combinations over the estimated fair value of net tangible and separately identifiable intangible assets acquired. Separately identifiable acquired intangible assets primarily represent capitalized software, long-term customer relationships, and customer contracts. In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 supercedes Accounting Principles Board ("APB") Opinion No. 16, "Business Combinations," and eliminates the pooling of interests method of accounting for business combinations. SFAS No. 141 also changes the criteria for recognizing intangible assets apart from goodwill and states the following criteria should be considered in determining the recognition of intangible assets: (1) whether the intangible asset arises from contractual or other rights, or (2) whether the intangible asset is separable or divisible from the acquired entity and capable of being sold, transferred, licensed, returned or exchanged. For acquisitions completed by the Company subsequent to June 30, 2001, the fair value of assets and liabilities and the determination of the value of goodwill and other intangible assets are supported by an independent third party valuation, in accordance with the provisions of SFAS No. 141.

        SFAS No. 142 supercedes APB Opinion No. 17, "Intangible Assets," and requires goodwill and other acquired intangible assets that have an indefinite useful life to no longer be amortized; however, these assets must be reviewed at least annually for impairment. In the fourth quarter of 1999, concurrent with our change in business model, we revised the estimated useful life of our goodwill from 15 years to three years. Pursuant to our adoption of certain provisions of SFAS No. 142, on July 1, 2001, for acquisitions completed after June 30, 2001 and on January 1, 2002, for all other acquisitions goodwill is not amortized. We continue to amortize separately identifiable acquired intangible assets with finite useful lives over periods ranging from three to 18 years.

        The adoption of SFAS No. 141 and certain provisions of SFAS No. 142 had a positive impact by not requiring goodwill amortization for acquisitions completed subsequent to June 30, 2001, which would have been $1.5 million, or $0.16 per share, of goodwill amortization on a pre-tax basis for the period from July 1, 2001 through December 31, 2001. Additionally, we adopted the remaining provisions of SFAS No. 142 effective January 1, 2002 and no longer amortize any goodwill. We are in the process of completing the initial assessment and do not expect the results to require an adjustment to the carrying value of our goodwill. If an adjustment is required we will restate our quarterly results for the three months ended March 31, 2002. We recorded $22.8 million, or $2.48 per share on a pre-tax basis, related to goodwill amortization in 2001.

        Other intangible assets also include deferred loan costs that are amortized over the life of the respective loans at rates that approximate the interest method.

Segment and Market Information

        We have previously reported our results from operations in two segments: recurring revenues and non-recurring revenues. Concurrent with the adoption of SFAS No. 141 and No. 142, and the completion of an acquisition in the United Kingdom in January 2002, we have revised our segment reporting to more closely align with how we manage and view our business. Our results from operations are now reported using two segments: U.S. and international operations. The international operations include primarily Europe, and to a much lesser extent, Australia and Canada.

        Information about the our operations by operating segment follows:

	Three Months Ended March 31, 2002			Three Months Ended March 31, 2001
	United States	International	Total	United States	International	Total
(Dollars in thousands)
Revenues	$17,015	$2,020	$19,035	$10,653	$1,164	$11,817
Net (loss) income	(292)	54	(238)	(8,563)	(64)	(8,627)
Total assets	85,247	8,801	94,048	89,303	4,056	93,359

        We have restated our prior annual operating segment information as follows:

	Year Ended December 31, 2001			Year Ended December 31, 2000
	United States	International	Total	United States	International	Total
(Dollars in thousands)
Revenues	$56,199	$5,180	$60,379	$38,096	$1,919	$40,015
Net (loss) income	(29,363)	(1,449)	(30,812)	(28,109)	(1,331)	(29,440)
Total assets	86,219	5,074	91,293	64,478	4,044	68,522

        For the year ended December 31, 1999, our international operations were negligible.

Consolidated Results of Operations

Three Months Ended March 31, 2002 Compared to Three Months Ended March 31, 2001

Revenues

	Three Months Ended March 31,
	2002	Percent of Total	2001	Percent of Total	Dollar Change	Percent Change
(Dollars in thousands)
Recurring	$13,231	69.5%	$8,235	69.7%	$4,996	60.7%
Non-recurring	5,804	30.5	3,582	30.3	2,222	62.0

Total	$19,035	100.0%	$11,817	100.0%	$7,218	61.1

        Total Revenues.    Total revenues for the three months ended March 31, 2002 increased as a result of organic growth of $3.7 million and revenues of $3.5 million attributable to acquisitions, consisting primarily of $2.4 million related to the InfoSoft acquisition completed in the first quarter of 2001.

        Recurring Revenues.    Recurring revenues for the three months ended March 31, 2002 increased primarily as a result of increased electronic services revenue of $2.7 million, which includes $1.3 million attributable to acquisitions, as well as increased subscription revenue of $832,000 and increased maintenance revenue of $1.4 million. The increases in subscriptions and electronic services revenues for the three months ended March 31, 2002 are largely volume related and include the effects of increased numbers of upgrade and new customers entering into subscription agreements and expansion of electronic services offered to existing customers. The increase in maintenance revenue is largely acquisition related.

        Non-recurring Revenues.    Non-recurring revenues for the three months ended March 31, 2002 increased as a result of relatively comparable increases in training and implementation revenues, software sales and sales of hardware. Each of these increases is attributable to growth in our basic business as existing and new customers implement our core practice management applications, primarily by subscription. Hardware revenue growth was also influenced by increased demand from orthodontic customers, the effect of a small acquisition in January and, to a much lesser extent, new digital imaging product offerings.

Costs and Expenses

	Three Months Ended March 31,
	2002	Percent of Sales	2001	Percent of Sales	Dollar Change	Percent Change
(Dollars in thousands)
Purchases for resale	$3,010	15.8%	$1,447	12.2%	$1,563	108.0%
Selling, general and administrative	12,826	67.4	10,212	86.4	2,614	25.6
Research and development	1,079	5.7	726	6.1	353	48.6
Amortization of goodwill	—	—	4,736	40.1	(4,736)	(100.0)
Depreciation and amortization of other intangibles	1,663	8.7	578	4.9	1,085	187.7
Restructuring and other non-recurring charges	81	0.4	2,120	17.9	(2,039)	(96.2)
Interest expense	636	3.3	625	5.3	11	1.8

        Purchases for Resale.    Purchases for resale include costs of processing, forms and postage for EDI claims and statements and other electronic services, purchases of hardware, outsourced hardware maintenance, third-party software and other items for resale in connection with the sales of new systems and software. Purchases for resale for the three months ended March 31, 2002, compared to the three months ended March 31, 2001, increased primarily due to the growth in electronic services, and to a lesser extent to increased hardware costs related to new cosmetic imaging and digital radiography product offerings. As a percentage of sales, purchases for resale increased primarily as a result of a change in revenue mix reflecting increased electronic services.

        Selling, General and Administrative, or SG&A.    SG&A expense includes salaries and benefits, product maintenance and support, variable commissions and bonuses, marketing, travel, communications, facilities, insurance and other administrative expenses. SG&A expense excludes research and development, depreciation and amortization, restructuring and non-recurring charges. SG&A expense for the three months ended March 31, 2002, compared to the three months ended March 31, 2001, increased primarily due to personnel costs of $1.6 million and facility costs of $454,000, both attributable to acquisitions. We also incurred increased marketing and advertising costs of $560,000 related in part to the continuation of the PracticeWorks branding campaign, new product introductions and attendance at industry trade shows, and increased bank charges of $233,000 from monthly customer credit card billings, offset by a decrease in bad debt expense of $517,000 due to improved cash collections and accounts receivable management.

        Research and Development.    Research and development expense consists primarily of salaries and benefits, supplies, facilities and other administrative expenses associated with ongoing programs that focus on advancing our core practice management applications and other technologies, developing new products, and enhancing the quality and performance of our classic products. Research and development expense increased for the three months ended March 31, 2002, compared to the same period in 2001, primarily due to an increase in the number of supported products resulting from acquisitions. Excluding acquired capitalized software costs, software costs capitalized for the three months ended March 31, 2002 totaled $388,000 and for the three months ended March 31, 2001 totaled $125,000. The higher level of capitalized costs in 2002 compared to 2001 reflects the increase in the number of supported products and the state of development of a variety of projects, including new electronic services applications and major upgrade versions of several practice management applications that are part of our core product offerings.

        Depreciation and Amortization of Other Intangibles.    Depreciation and amortization of other intangibles increased for the three months ended March 31, 2002, compared to the three months ended March 31, 2001, due principally to the $1.0 million amortization of acquired technology and capitalized software development costs and depreciation expense of $256,000 from acquired and purchased fixed assets. Goodwill amortization expense ceased as of January 1, 2002.

        Restructuring and Other Non-recurring Charges.    In the three months ended March 31, 2002, restructuring and other non-recurring charges were immaterial, and for the three months ended March 31, 2001, we incurred approximately $2.4 million in non-recurring charges relating primarily to professional fees, printing and similar costs in connection with the completion of the spin-off from VitalWorks, offset by a reduction in restructuring costs of $310,000 related to the renegotiation of terminated leased facilities.

        Interest Expense.    Interest expense for the three months ended March 31, 2002 remained consistent compared to the same period of 2001 as the effect of increases in the average outstanding debt in 2002 were offset by decreases in the prime interest rate.

        Income Taxes.    For the three months ended March 31, 2002, we generated pre-tax losses for financial reporting purposes of approximately $238,000 and net operating losses, or NOLs, for tax purposes of approximately $1.7 million. The financial reporting losses differ from the losses for tax purposes primarily due to book versus tax differences in goodwill amortization and depreciation. The effective income tax rate for this period differed from the statutory rate due to state taxes and the recognition of a deferred income tax asset valuation allowance. At March 31, 2002, we have NOL carryforwards totaling $32.8 million that will be available to offset future taxable income. These NOLs expire at various times through 2022.

        Our deferred tax assets at March 31, 2002 relating to temporary differences were approximately $6.2 million. Total deferred tax assets at March 31, 2002, including the NOL carryforwards and temporary differences in the book and tax bases of assets and liabilities aggregate $19.0 million. As of March 31, 2002, we had recorded a total deferred income tax asset valuation allowance of approximately $13.6 million to reduce the total deferred tax assets to the amount that we believe is more likely than not to be realized.

        We reported net deferred tax assets at March 31, 2002 of approximately $5.4 million, essentially representing amounts attributable to us based solely on reversing temporary differences as recorded by VitalWorks through the spin-off date. We have prepared projections that indicate that our NOLs would be absorbed prior to their expiration. However, we have not recorded the benefit of the NOL utilization in the financial statements since projections over multiple years are inherently imprecise. Management believes that it is more likely than not that the recorded deferred tax assets will be realized based on our financial projections, sales backlog, continued quarter over quarter operational improvements across all business lines for each of the fiscal quarters of 2001 and the first quarter of 2002, and available tax strategies. These factors indicate we will generate taxable income within the next one to two years sufficient to realize the tax benefits represented by these future deductible temporary differences.

        Net Loss.    As a result of the foregoing, we had a net loss of $238,000 for the three months ended March 31, 2002, compared to a net loss of $8.6 million for the three months ended March 31, 2001.

        Accrued and Accretive Dividends on Preferred Stock.    For the three months ended March 31, 2002, we recorded accrued and accretive dividends related to the series A convertible preferred stock of $1.1 million to recognize the 6.5% dividend and amortization of the $11.0 million estimated valuation discount, as compared to $282,000 for the three months ended March 31, 2001. For the three months ended March 31, 2002, we recorded accrued and accretive dividends of $153,000 related to the series B convertible redeemable preferred stock that was not outstanding during for the three months ended March 31, 2001. For the three months ended March 31, 2002, we recorded accretive dividends of $220,000 related to the series C convertible redeemable preferred stock, as compared to $51,000 for the three months ended March 31, 2001. The series A and series C preferred stock were each outstanding for approximately one month during the three-month period ended March 31, 2001.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Revenues

	Year Ended December 31,
	2001	Percent of Total	2000	Percent of Total	Dollar Change	Percent Change
(Dollars in thousands)
Recurring	$42,292	70.0%	$26,361	65.9%	$15,931	60.4%
Non-recurring	18,087	30.0	13,654	34.1	4,433	32.5

Total	$60,379	100.0%	$40,015	100.0%	$20,364	50.9

        Total Revenues.    Total revenues for the year ended December 31, 2001 increased as a result of organic growth of $7.3 million and revenues of $13.1 million attributable to acquisitions, consisting primarily of $9.3 million attributable to the InfoSoft acquisition completed in the first quarter of 2001.

        Recurring Revenues.    Recurring revenues for the year ended December 31, 2001 increased primarily as a result of increased electronic services revenues of $9.6 million, of which $5.8 million is attributable to acquisitions, organic growth in subscription revenues of $3.0 million, and growth in maintenance revenues of $3.3 million attributable primarily to acquisitions. The increases in subscriptions and electronic services revenues are largely volume related and include the effects of increased numbers of upgrade and new customers entering into subscription agreements as well as the expansion of electronic services offered to existing customers.

        Non-recurring Revenues.    Non-recurring revenues for the year ended December 31, 2001 increased as a result of a $2.7 million increase in training and implementation revenues, increased software sales of $1.8 million, a $607,000 increase in other revenues, offset by a decrease in hardware revenues of $711,000. Increased training and implementation revenues are attributable to growth in our basic business as existing and new customers implement our core practice management applications, primarily by subscription. Increases in net software sales are substantially attributable to acquisitions.

The increase in software sales generated by acquisitions was offset by a reduction in software sales in the basic business which, together with the reduction in hardware sales, is the expected result of lower unit sales of one-time licenses and systems as we transition to subscription pricing for the majority of our products. The decrease in hardware revenues was the anticipated result of our decision not to offer hardware sales in certain business lines, and to refer hardware sales to third party suppliers in exchange for a referral fee.

Costs and Expenses

	Year Ended December 31,
	2001	Percent of Sales	2000	Percent of Sales	Dollar Change	Percent Change
(Dollars in thousands)
Purchases for resale	$8,932	14.8%	$5,337	13.3%	$3,595	67.4%
Selling, general and administrative	46,819	77.5	38,895	97.2	7,924	20.4
Research and development	2,241	3.7	3,481	8.7	(1,240)	(35.6)
Depreciation and amortization	27,380	45.3	17,250	43.1	10,130	58.7
Restructuring	(136)	(0.2)	3,869	9.7	(4,005)	(103.5)
Other non-recurring charges	3,511	5.8	3,541	8.8	(30)	(0.8)
Interest expense	2,439	4.0	2,117	5.3	322	15.2
Income taxes	—	—	(4,399)	(11.0)	4,399	(100.0)

        Purchases for Resale.    Purchases for resale for the year ended December 31, 2001, compared to the year ended December 31, 2000, increased in the aggregate due to the growth in electronic services, principally related to acquisitions, offset by reduced hardware costs attributable to fewer hardware units sold in certain business lines. As a percentage of sales, purchases for resale increased compared with the prior year principally due to changes in the sales mix resulting from the reduced level of one-time software licenses and the increased level of EDI transactions.

        Selling, General and Administrative, or SG&A.    SG&A expense for the year ended December 31, 2001, compared to the year ended December 31, 2000, increased primarily as a result of the InfoSoft acquisition, completed in the first quarter of 2001, and the smaller acquisitions completed in the second and third quarters of 2001. Excluding the effects of these acquisitions, SG&A expense would have decreased by $445,000 for the year ended December 31, 2001 compared to the year ended December 31, 2000 due primarily to the net effect of payroll and facilities cost reductions resulting from the August 2000 restructuring.

        Research and Development.    Research and development expense decreased for the year ended December 31, 2001, compared to the year ended December 31, 2000, primarily due to a higher proportion of software development costs qualifying for capitalization and, to a lesser extent, cost reductions from restructuring efforts. Excluding acquired capitalized software costs, software costs capitalized for the year ended December 31, 2001 totaled $2.0 million as compared to $835,000 of software costs capitalized for the year ended December 31, 2000. The higher level of capitalized costs in 2001 compared to 2000 reflects the state of development of a variety of projects, including new electronic services applications and major upgrade versions of several practice management applications that are part of our core product offerings that are scheduled to be released during the first and second quarters of 2002. We believe our current commitment levels for research and development will enable us to provide the technological and design innovation required to maintain our position of leadership in our existing markets and develop new technologies for new markets.

        Depreciation and Amortization.    Depreciation and amortization increased for the year ended December 31, 2001, compared to the year ended December 31, 2000, due to the additional goodwill amortization from acquisitions, principally InfoSoft. Goodwill amortization for the year ended

December 31, 2001 was $22.8 million, compared to $13.5 million for the year ended December 31, 2000. In addition, depreciation of $560,000 was recorded during 2001 related to additional assets that were attributed to us in the spin-off. The remainder of depreciation and amortization expense related to depreciation of fixed asset additions and amortization of additional capitalized software development costs.

        Restructuring.    During the year ended December 31, 2001, we recorded costs of $808,000 associated with the 2001 restructuring plan entered into to consolidate substantially all of our domestic operations into our Atlanta facility and to eliminate approximately 50 employees on a net basis. The closed facilities had operating leases with various expiration dates through 2005. The other costs will be substantially paid in the first half of 2002. We expect savings between approximately $1.5 million and $2.0 million annually to be realized as a result of the plan beginning in the second quarter of 2002. These costs were offset by a $944,000 reduction in the 2000 restructuring plan's accrued costs relating to the renegotiation of terminated facility leases and the reduction in severance payments resulting from the early departure of employees eligible to receive these payments. During the year ended December 31, 2000, we incurred restructuring charges of $3.9 million, consisting of $1.7 million related to compensation costs for terminated employees, $1.4 million for terminated facility and other costs and $816,000 related to the 1999 restructuring plan, principally severance payments.

        Other Non-recurring Charges.    During the year ended December 31, 2001, we incurred $3.5 million in non-recurring charges relating primarily to professional fees, printing and similar costs in connection with the completion of the spin-off from VitalWorks. During the year ended December 31, 2000, we recorded non-recurring charges of $3.5 million, consisting primarily of $1.5 million related to inventory impairment, $1.4 million for charges related to the spin-off and $500,000 related to assets that were abandoned in the 2000 restructuring.

        Interest Expense.    Interest expense for the year ended December 31, 2001 increased slightly compared to the same period of 2000 principally as a result of increased borrowings associated with acquisitions, the amortization of loan costs incurred due to the spin-off and scheduled increases in the interest rate margin on the FINOVA credit facility, offset somewhat by the downward trend in short-term interest rates during 2001.

        Income Taxes.    For the year ended December 31, 2001, we generated pre-tax losses for financial reporting purposes of approximately $30.8 million and NOLs for tax purposes of approximately $17.4 million. The financial reporting losses differ from the losses for tax purposes primarily due to book versus tax differences in goodwill amortization, including non-deductible amounts. Similarly, the effective income tax rate differed from the statutory rate due to the effect of non-deductible goodwill amortization, state taxes and the recognition of the deferred income tax asset valuation allowance. For tax purposes approximately $3.2 million of these NOLs were generated prior to the spin-off and remained with VitalWorks. The remaining $14.2 million of these losses for tax purposes generated subsequent to the spin-off are attributable to us, will be available to offset any future taxable income we generate and will expire at various dates through 2021. In connection with the Medical Dynamics acquisition, we acquired NOL carryforwards totaling approximately $24.0 million that expire at various dates through 2020. These NOL carryforwards are subject to limitations resulting from the change in ownership provisions included in the federal tax code. We applied the limitation provisions and estimate that approximately $17.0 million of these NOL carryforwards could be utilized to offset future taxable income. The total of all these NOL carryforwards create a gross deferred income tax asset of approximately $12.5 million before the deferred income tax asset valuation allowance.

        Additionally, certain of the assets and liabilities transferred to us in the spin-off had temporary differences between their book and tax bases that carried over to us. Our deferred tax assets at December 31, 2001 relating to temporary differences were approximately $6.6 million. Total deferred tax assets at December 31, 2001, including the NOL carryforwards and temporary differences in the book and tax bases of assets and liabilities aggregate $19.1 million. As of December 31, 2001, we had a deferred income tax asset valuation allowance of approximately $13.7 million recorded to reduce the total deferred tax assets to the amount that we believe is more likely than not to be realized. Future realization of the deferred tax asset related to the NOL of Medical Dynamics will reduce goodwill and other intangible assets arising from the acquisition since it is fully reserved.

        We reported net deferred tax assets at December 31, 2001 of approximately $5.4 million essentially representing amounts attributable to us based solely on reversing temporary differences as recorded by VitalWorks through the spin-off date. We have prepared projections that indicate that our NOLs would be absorbed prior to their expiration. However, we have not recorded the benefit of the NOL utilization in the financial statements since projections over multiple years are inherently imprecise. Management believes that it is more likely than not that the recorded deferred tax assets will be realized based on our financial projections, sales backlog, continued quarter over quarter operational improvements across all business lines for each of the fiscal quarters of 2001, and available tax strategies. These factors indicate we will generate taxable income within the next one to two years sufficient to realize the tax benefits represented by these future deductible temporary differences.

        Net Loss.    As a result of the foregoing, we had a net loss of $30.8 million for the year ended December 31, 2001, and a net loss of $29.4 million for the year ended December 31, 2000.

        Accrued and Accretive Dividends on Preferred Stock.    For the year ended December 31, 2001, we recorded accrued and accretive dividends related to the series A convertible redeemable preferred stock of $3.5 million to recognize the 6.5% dividend and amortization of the $11.0 million estimated valuation discount. We also recorded accrued and accretive dividends of $245,000 to recognize the 6.0% dividend and amortization of the $1.5 million estimated valuation discount for the series B convertible redeemable preferred stock. In addition, we recorded accretive dividends of $767,000 related to the series C convertible redeemable preferred stock. There were no preferred instruments outstanding in 2000.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

Revenues

	Year Ended December 31,
	2000	Percent of Total	1999	Percent of Total	Dollar Change	Percent Change
(Dollars in thousands)
Recurring	$26,361	65.9%	$16,074	29.4%	$10,287	64.0%
Non-recurring	13,654	34.1	38,517	70.6	(24,863)	(64.6)

Total	$40,015	100.0%	$54,591	100.0%	$(14,576)	(26.7)

        Revenues.    Recurring revenues increased in 2000 principally as a result of $5.2 million of revenues attributable to acquisitions made in December 1999 and in March and April 2000. The increase is also attributable to an increase in EDI revenues of $3.1 million, resulting from an increase in the number of practices using this service, and to a lesser extent, revenues related to new subscription contracts. Non-recurring revenues, primarily one-time sales of licenses and systems, decreased as a result of lower unit sales in 2000 due to our transition to a subscription pricing model and higher 1999 sales resulting from some customers preparing for potential Year 2000 computer issues.

Costs and Expenses

	Year Ended December 31,
	2000	Percent of Sales	1999	Percent of Sales	Dollar Change	Percent Change
(Dollars in thousands)
Purchases for resale	$5,337	13.3%	$9,654	17.7%	$(4,317)	(44.7%)
Selling, general and administrative	38,895	97.2	28,666	52.5	10,229	35.7
Research and development	3,481	8.7	4,185	7.7	(704)	(16.8)
Depreciation and amortization	17,250	43.1	3,284	6.0	13,966	425.3
Restructuring	3,869	9.7	940	1.7	2,929	311.6
Other non-recurring charges	3,541	8.8	1,961	3.6	1,580	80.6
Interest expense	2,117	5.3	1,335	2.4	782	58.6
Income taxes	(4,399)	(11.0)	2,186	4.0	(6,585)	(301.2)

        Purchases for Resale.    The decrease in purchases for resale as a percentage of revenues in 2000 reflects the increase in higher margin EDI transactions and software maintenance contracts and a decrease in lower margin hardware sales. We expect to continue to experience decreasing hardware sales in light of our hardware outsourcing arrangements.

        Selling, General and Administrative, or SG&A.    Approximately $8.0 million of the increase in SG&A expense in 2000 was attributable to the SG&A costs of our acquisitions in 2000 and December 1999. Legal and professional fees increased approximately $570,000 due to costs related to potential acquisitions and other transactions that were not completed. We also incurred marketing expenses related to the new subscription pricing model of approximately $300,000. During the third quarter of 2000 we also increased the allowance for doubtful accounts by approximately $400,000. The basis for this additional provision was derived from our analysis of the negative effects on collection experience as a result of closing and consolidating offices and reducing staff in conjunction with the implementation of the 2000 restructuring plan.

        Research and Development.    Research and development expense decreased primarily due to an increase in software development costs eligible for capitalization related to products we will be offering in the future and a decrease in the costs related to products that will be discontinued in the future. For the year ended December 31, 2000, $835,000 was capitalized related to software development costs.

        Depreciation and Amortization.    Depreciation and amortization increased primarily due to the change in the estimated useful life of goodwill from 15 years to three years during the fourth quarter of 1999 and also to acquisitions completed during the fourth quarter of 1999 and during 2000.

        Restructuring.    On August 1, 2000, we announced our intention to terminate approximately 145 employees and to close or consolidate 11 facilities as part of our 2000 restructuring plan. As a result, in the third and fourth quarter of 2000 we incurred costs of $1.7 million related to severance and other termination benefits and facility closure costs and other charges of $1.4 million. The remaining closed facilities have operating leases with expiration dates through 2003. All other costs were paid during 2001. In the fourth quarter of 1999, we committed to a plan of restructuring and reorganization, which was completed in the second quarter of 2000 to consolidate certain facilities and eliminate staffing redundancies involving approximately 50 employees related to acquisitions completed during 1999. The costs for the 1999 restructuring plan consisted of contingent consideration of $700,000 payable to former stockholders of entities whose products were discontinued as part of the restructuring, severance and termination benefits of $676,000 and facility closure and other costs of $380,000. We recorded approximately $816,000 and $940,000 during the years ended December 31, 2000 and 1999, respectively, for the 1999 plan.

        Other Non-recurring Charges.    In the year ended December 31, 2000 we recorded charges of $1.5 million related to our decision to discontinue hardware sales and support for certain of our business lines in connection with new hardware outsourcing agreements and $500,000 related to fixed assets which are being disposed of as a result of our decision to consolidate our office locations. We also incurred costs of $1.4 million related to the spin-off, consisting principally of professional service fees. In the year ended December 31, 1999, we recorded $874,000 in impairment charges related to capitalized software as a result of the change in product strategy announced in the fourth quarter of 1999, merger costs of $659,000 in the completion of the 1999 acquisitions accounted for as poolings of interests and $428,000 in compensatory stock awards related to the accelerated vesting of a restricted stock award.

        Interest Expense.    Interest expense increased principally due to increases in the amount of the outstanding balances under our credit facility used to fund acquisitions.

        Income Taxes.    The change from a provision for income taxes to a benefit for income taxes is due to the generation of net operating losses for the year ended December 31, 2000 versus net operating income for the year ended December 31, 1999. The effective income tax rate for the year ended December 31, 2000 was (13.0%) versus 47.9% for the year ended December 31, 1999. The variances from the federal statutory rate are due to the effect of non-deductible goodwill amortization, state taxes and the recognition of a deferred income tax valuation allowance.

        We reported net deferred tax assets of $5.2 million in our financial statements as of December 31, 2000, related to differences between the book and tax basis of our assets. Management has assessed the past financial history, when adjusted for non-recurring items such as restructuring charges, as well as our sales backlog and budgeted sales and believes that it is more likely than not that we will generate taxable income within the next two to three years sufficient to realize the tax benefits associated with future deductible temporary differences.

        Net (Loss) Income.    As a result of the above factors, our net loss for the year ended December 31, 2000 was $(29.4) million compared to net income of $2.4 million for the year ended December 31, 1999.

Liquidity and Capital Resources

        Our principal capital requirements have been to fund:

  •
  acquisitions;
  •
  working capital;
  •
  software development costs; and
  •
  capital expenditures for furniture, fixtures and equipment.

        At March 31, 2002, we had total cash and cash equivalents of $5.6 million and a working capital deficit of $13.1 million (including the effect of deferred revenue and customer deposits of $12.5 million). Net cash provided by operating activities was $1.5 million for the three months ended March 31, 2002, an improvement from $48,000 for the same period in 2001. The improvement in operating cash flow results from the growth in recurring revenue attributable to our change to a subscription pricing model, operating savings attributable to the successful integration of the completed acquisitions and increased growth of our business. Operating cash flow has been favorably impacted by the increased number of our customers' transactions that are paid by credit card or automatic bank draft and from continued improvement in our accounts receivable collections, as evidenced by the decrease in days sales outstanding from 58 at March 31, 2001 to 29 at March 31, 2002.

        At December 31, 2001, we had total cash and cash equivalents of $6.6 million and a working capital deficit of $11.1 million (including the effect of deferred revenue and customer deposits of

$12.5 million). Net cash used by operating activities was $613,000 in 2001, an improvement from $8.6 million used in 2000, but a decrease from cash flow provided from operations of $5.8 million in 1999. The net cash used by operating activities for 2001 includes cash payments of $2.7 million for costs related to our spin-off, without which operating cash flow would have been $2.1 million. The decline in operating cash flow in 2000 from 1999 is a direct result of our decision to offer subscription pricing for the majority of our products. The decrease in cash used in operations between 2000 and 2001 resulted from the growth in recurring revenues attributable to the change in our business model. Additional factors were operating savings attributable to successful integration of the completed acquisitions, and the increased customer deposits and deferred revenue attributable to the growth of our business. Operating cash flow has been favorably impacted by the increased number of our customers' transactions that are paid by credit card or automatic bank draft and from continued improvement in our accounts receivable collections, as evidenced by the decrease in days sales outstanding to 33 in 2001 from 62 in 1999 and 72 in 2000.

        For each of the three years ended December 31, 2001 and the three-month period ended March 31, 2002, the majority of our cash used for investing has been for acquisitions. The remainder of our investing activities consisted of capital expenditures for equipment, software development costs and other intangibles. For the remainder of 2002 we expect to incur capital expenditures of $1.9 million related to property and equipment and $800,000 related to capitalized software that will be funded by operating cash flows.

        Through March 31, 2002 our financing activities consisted primarily of borrowing related to a small acquisition completed in January and, to a lesser extent, payments on notes payable. During 2001, our financing activities consisted of the sale of our common stock and preferred stock, the proceeds of which were used to fund our acquisitions and operations. During 2000 and 1999, our financing activities consisted of borrowings and cash advances from VitalWorks to complete acquisitions and to retire previously outstanding debt, all of which were attributed to us in the spin-off.

        In connection with the spin-off, we entered into a credit facility with FINOVA Capital Corporation under which we incurred approximately $21.6 million of indebtedness to repay VitalWorks' long-term indebtedness relating to our business. The FINOVA credit facility contains restrictions and covenants, including limitations on our leverage, a minimum net worth requirement, a minimum current ratio requirement and a minimum liquidity requirement. The credit facility prohibits payment of cash dividends on, or redemption of, our capital stock. Amounts outstanding under the credit agreement bear interest at a variable rate which, through March 31, 2002, was a margin equal to 2.25% plus a base rate equal to the higher of the prime rate as announced from time to time by Citibank N.A. and a weighted average of the rates on overnight federal fund transactions plus 50 basis points. At March 31, 2002, the base rate was 4.75%. During the fourth quarter of 2001, FINOVA agreed to defer the scheduled principal payments that were originally due during the fourth quarter of 2001 and the first quarter of 2002. Principal payments of 5.0% per quarter commenced in the second quarter of 2002, and the remaining outstanding balance under the facility will be due in full on June 30, 2003. We were in compliance with all of the loan covenants at March 31, 2002. We expect to pay off this facility with a portion of the proceeds of this offering.

        In connection with the spin-off, on March 6, 2001, we issued 100,000 shares of our series C convertible redeemable preferred stock for $5.0 million (less transaction costs) to Crescent International Limited ("Crescent") in a private placement. The series C convertible redeemable preferred stock has an aggregate liquidation preference of $3.2 million, does not accrue dividends and may be converted based on a floating conversion price that is a function of the closing price of our common stock. After giving effect to the two conversions discussed below, the series C convertible redeemable preferred stock may be converted into approximately 340,000 shares of our common stock. On March 15, 2002, Crescent converted 36,000 series C shares into approximately 278,000 shares of our common stock. In April 2002, Crescent converted an additional 20,000 shares into approximately

155,000 shares of our common stock. In May 2002, we entered into an agreement with Crescent under which it agreed to convert all remaining shares of its series C convertible redeemable preferred stock upon the closing of this offering, provided that the closing occurs on or before June 30, 2002. If the remaining 44,000 shares of series C convertible redeemable preferred stock are not converted pursuant to this agreement, then after March 5, 2005, the holders may require us to redeem those shares at 175% of the liquidation preference, or $3.9 million.

        In connection with the InfoSoft acquisition, we issued 32,000 shares of series A convertible redeemable preferred stock. These preferred shares have a stated redemption value of $32.0 million plus accrued and unpaid dividends, have a liquidation preference of $32.0 million, accrue dividends at an annual rate of 6.5%, are convertible into PracticeWorks common stock at a conversion price of $33.64 (or approximately 1.0 million shares, at March 31, 2002) and are redeemable after five years if not converted. We anticipate retiring the series A convertible redeemable preferred stock with a portion of the proceeds from this offering together with other consideration.

        On August 8, 2001, we issued shares of our series B convertible redeemable preferred stock to the stockholders of Medical Dynamics as part of the merger consideration. These preferred shares have an initial liquidation preference of $5.3 million, accrue dividends at an annual rate of 6.0% and are convertible into our common stock at the then applicable conversion price (or approximately 149,000 shares at March 31, 2002). These shares are redeemable at the option of the holder after five years. At March 31, 2002, the redemption price of the series B convertible redeemable preferred stock, net of cumulative conversions, was $5.2 million plus accrued and unpaid dividends.

        In December 2001, we completed the private placement of approximately 870,000 shares of our common stock to institutional investors, certain of our directors and Crescent. Proceeds to us totaled approximately $5.7 million and will be used to fund the 2001 restructuring plan and for general corporate operating purposes.

        Assuming our series B preferred stock is not converted, our future contractual cash obligations, excluding interest and dividends, are as follows:

	2002 (April- December)	2003	2004	2005	2006
(Dollars in thousands)
Other long-term debt	$697	$760	$668	$159	$151
Capital lease obligations	114	89	29	2	—
Operating leases	1,328	1,609	1,501	1,243	1,184
Preferred stock	—	—	—	—	5,198

Total	$2,139	$2,458	$2,198	$1,404	$6,533

This table gives effect to the conversion of 20,000 shares of series C convertible redeemable preferred stock in April 2002 and assumes the remaining shares outstanding are converted in connection with the closing of this offering. The table therefore does not reflect the obligation to redeem the series C preferred stock in 2005. The table does not include any amounts outstanding under our credit facility with FINOVA or the redemption obligations of the series A convertible preferred stock, which would arise in 2006. We expect to repay our obligations to FINOVA and retire the series A convertible preferred stock with the proceeds of this offering.

        We believe that cumulative cash flows from operations and future financing opportunities will provide sufficient cash flows to meet any contractual cash and redemption obligations. We intend to seek refinancing for any amounts that we are unable to repay from operating cash flows. New financing alternatives are routinely evaluated to determine their practicality and availability in order to provide us with sufficient and timely funding at the least possible costs. However, if refinancing is not available or available on favorable terms, we may not be able to increase our marketing and sales expenses and grow our businesses or effectively compete in any of our markets, which could materially harm our business, financial condition and results of operations.

        We believe that our existing cash, anticipated future operating cash flows and access to capital markets will be sufficient to fund our cash requirements, needs for working capital, capital investment, acquisition and other financing requirements both in the short term, which means the next 18 months, and in the long term, which means a reasonable period of time thereafter.

Recent Accounting Pronouncements

        In June 2001, the FASB issued SFAS No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 supercedes APB No. 16, "Business Combinations," and eliminates the pooling of interests method of accounting for business combinations. SFAS No. 141 also changes the criteria for recognizing intangible assets apart from goodwill and states the following criteria should be considered in determining the recognition of intangible assets: (1) whether the intangible asset arises from contractual or other rights, or (2) whether the intangible asset is separable or divisible from the acquired entity and capable of being sold, transferred, licensed, returned or exchanged. We have adopted the provisions of SFAS No. 141 for business combinations consummated subsequent to June 30, 2001.

        SFAS No. 142 supercedes APB No. 17, "Intangible Assets," and requires goodwill and other acquired intangible assets that have an indefinite useful life to no longer be amortized; however, these assets must be reviewed at least annually for impairment. Pursuant to the adoption of certain provisions of SFAS No. 142 on July 1, 2001 for acquisitions completed after June 30, 2001 goodwill has not been amortized.

        Additionally, we adopted the remaining provisions of SFAS No. 142 effective January 1, 2002 and no longer amortize any goodwill. We recorded $22.8 million, or $2.48 per share on a pre-tax basis, of goodwill amortization in 2001. Further, we have implemented plans to complete an initial goodwill impairment assessment by June 30, 2002. We are in the process of completing the initial assessment and do not expect the results to require an adjustment to the carrying value of our goodwill. If an adjustment is required we will restate our quarterly results for the three months ended March 31, 2002.

        In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." SFAS No. 144 addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. However, SFAS No. 144 retains the fundamental provisions of SFAS No. 121 for: (1) recognition and measurement of the impairment of long-lived assets to be held and used; and (2) measurement of long-lived assets to be disposed of by sale. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. Adoption of this standard did not have a material impact on our financial statements.

        In May 2001, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS 145 rescinded SFAS No. 4, which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. As a result, the criteria in Opinion 30 will now be used to classify those gains and losses. We are currently evaluating the impact of this statement on our consolidated financial statements.

BUSINESS

Overview

        We provide software-based information technology systems for dentists, orthodontists and oral and maxillofacial surgeons. Our applications and services are designed to automate dental practices, resulting in greater efficiency, lower costs and higher quality care. We believe the 61,000 providers using our systems in the United States represent over 50% of all active providers in the United States, making us the leading information technology company in this market. An additional 11,000 non-U.S. providers use our systems, mostly in the United Kingdom and Sweden, which gives us a significant presence in those markets as well. Our large installed customer base provides us with recurring revenues from our maintenance, support and other services and applications offered under our subscription pricing model. It also gives us the opportunity to pursue growth through sales of emerging information technology products and other services such as our new cosmetic imaging software and digital radiography systems to our existing customers. Our existing operating infrastructure should allow us to take advantage of these revenue opportunities without incurring significant additional fixed costs.

        Our practice management applications assist our customers in virtually every aspect of their practices, including administrative, financial and clinical applications. The administrative and financial applications include appointment scheduling, patient registration, correspondence, management reporting, insurance billing, patient billing and accounts receivable management. Clinical applications include documentation of patient visits, patient billing and treatment planning. Cosmetic imaging software and digital radiography systems are recent additions to our clinical offerings. These products provide our customers the opportunity to operate more efficiently, market new services and generate incremental revenue. Similarly, the electronic data interchange, or EDI, component of our applications can improve a practice's cash flow by enabling more accurate and rapid submission of claims to third-party payors and more efficient processing of patient statements. In addition, we offer other electronic services to our customers that we believe provide opportunities for future growth.

        Another significant component of our business is providing ongoing maintenance, support and training to new and existing customers. Our maintenance services include monitoring and developing enhancements to our software products, which we make available to our support and maintenance customers. Our support services are provided primarily by our staff of well-trained telephone support personnel. We provide on-site and remote training to all of our new customers as well as to our existing customers who request it.

        In the United States, we offer our products and services on a 36-month subscription basis, which reduces the initial cash outlay that the purchase of software licenses and practice applications often requires. If they desire, our customers may purchase our products in the traditional manner by paying a one-time license fee plus a recurring monthly support and maintenance fee. Our customers' reliance on our systems and high level of support and maintenance for the mission-critical aspects of their practices keeps us in close contact with them and leads to additional sales opportunities. This reliance and proximity, combined with the difficulty in transferring data to competitive systems, accounts for our historically low customer turnover. In addition, our regular contact gives us opportunities to upgrade our customers to our most advanced applications as well as to market our full suite of products and services.

        As of March 31, 2002, our installed customer base in the United States included approximately 52,000 dentists, 5,000 orthodontists and 4,000 oral and maxillofacial surgeons. We expect our growth in the United States to continue in part from sales of additional products and services to our existing customer base. We also believe there is potential for growth in Europe both organically and through acquisitions. Through our existing operations in the United Kingdom and Sweden, we have established much of the infrastructure we expect to need for this expansion, including a Europe-based management team focused on international operations.

        PracticeWorks began as an operating division of its former parent, InfoCure Corporation (now known as VitalWorks Inc.), the balance of whose business was providing practice management solutions to the broader medical physician market. PracticeWorks, Inc., was incorporated in Delaware in August 2000, and on March 5, 2001, InfoCure spun off our operations through a pro rata distribution to its stockholders of all of our outstanding common stock.

The Dental Services Industry

Overview

        According to the Centers for Medicare & Medicaid Services, spending on dental services in the United States reached approximately $60.0 billion in 2000. Dental services are expected to grow at a compounded rate of 5.2% annually through the year 2010, when total dental care would account for approximately $100.0 billion of healthcare expenditures in the United States. Based on our experience in the industry, we believe the primary drivers of growth in dental services include the aging population, natural teeth being retained longer, changing dental procedures and preventative care trends, general population growth and an increase in private dental insurance. According to Dorland Healthcare Information, a healthcare industry research firm, orthodontic services were estimated to have represented $4.4 billion of total dental services expenditures in 2000, an increase of 7.3% over the previous year. Information about the oral and maxillofacial surgery market is not available and is not included in the dental services industry data discussed above.

        The dental services industry in Europe differs notably from the current market in the United States in two major respects. First, in contrast with the United States, where we believe a substantial majority of practices are automated or computerized, we believe that roughly half of the practices in Europe are currently automated or computerized. Second, in most European countries, the market for practice management software applications in the dental services industry is fragmented, with no clear leader.

Information Technology

        Information from the American Dental Association indicates that dental practitioners are increasingly utilizing information technology, including practice management applications, in their day-to-day operations to more efficiently manage their practices and control costs. Practice management applications include a range of software products for dentists and other dental healthcare providers that are used throughout the business day. Most practice management applications provide several common functions considered mission critical, including:

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  administrative functions, such as patient scheduling;

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  financial functions, such as patient billing and receivables management; and

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  clinical functions, such as preventative care notification.

        Information technology and the Internet are becoming increasingly important and commercially viable means to reduce the current cost burden in the healthcare industry. Because of its size, fragmentation and dependence on information exchange, we believe the dental, orthodontic and oral and maxillofacial surgery markets are ideally suited to benefit from increased use of technology to control costs and manage complex data requirements. We believe a significant opportunity exists for companies like ours that have experience in delivering information technology systems to dental providers.

Our Strategy

        Our objectives are to enhance our position as the leading provider of software-based information technology systems for the dental services industry in the United States and to become the leading provider of these systems in Europe. Our principal strategies to meet these objectives are:

Promoting Our Practice Management Applications to New and Existing Customers

        In addition to promoting our applications to new customers, we actively encourage existing customers using our older classic applications to upgrade to our core technologies and subscribe to new products. These core technologies offer advanced functionality and operate with the latest generation of operating systems and hardware platforms. Based on our experience in the information technology industry, we believe providers traditionally upgrade to new practice management systems approximately every five years. These upgrades should result in significant new recurring revenues for us.

Providing Additional Products and Services

        We have recently begun to offer new products such as cosmetic imaging and digital radiography. We expect that many customers will recognize how these applications can benefit their practices and therefore expect to increase our revenues from subscriptions for these products as well. Furthermore, we believe that existing customers will take advantage of our EDI and other electronic services because of the efficiencies that these services can provide. We also promote our maintenance and support services to customers who operate with one of our practice management software products but may engage third-party providers for support, training and maintenance.

Generating Recurring Revenues from Subscription Pricing

        In addition to our historical practice of selling systems for a one-time license fee plus ongoing maintenance and support fees, we also offer our systems on a subscription basis. This pricing methodology bundles the license fee with ongoing maintenance and support for a consolidated monthly charge. Since beginning this pricing methodology in the last two years, approximately 70% of our new system sales have been through subscription pricing, and 8% of our total customer base is currently under subscription pricing. We intend to increase the percentage of customers using this pricing model in order to enhance the reliability and consistency of our revenues. We will market subscription pricing to existing customers primarily in conjunction with our efforts to upgrade those customers to our core applications. New customers of all of our products and services will be offered subscription pricing.

Creating a Strong Brand Identity for PracticeWorks

        We have implemented programs designed to create a strong brand identity for PracticeWorks. Our marketing programs include direct mailings, advertising, participation in trade shows, promotions at user group meetings and seminar programs that enable us to meet face-to-face with existing and potential customers in major U.S. cities. Through our various marketing programs we will continue to stress the benefits of our offerings and the reasons a provider should choose our products over a competitive product.

Selectively Acquiring Complementary Businesses and Technology

        From July 1997 through December 2000, VitalWorks completed 18 acquisitions that were attributed to us in connection with the spin-off. Subsequent to the spin-off, we have completed five acquisitions. These acquisitions have enabled us to build a substantial installed customer base, expand into new markets and obtain new technologies. We intend to selectively pursue additional acquisitions in the United States and Europe as we identify appropriate opportunities to expand our customer base, increase sales and augment our technologies.

Our Applications and Services

Practice Management Applications

        Application Features.    Our practice management applications are designed to automate the administrative, financial and clinical information management functions for dental, orthodontic and oral and maxillofacial surgery practices. Our applications are also scalable, providing the flexibility to serve practices of all sizes and with multiple locations. Our applications include the following standard features and functions that are essential to our customers' practices:

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  Administrative Management.  Appointment scheduling, patient registration, resource management, patient correspondence, referral management and management reporting;

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  Financial Management.  Payor billing, patient billing and accounts receivable management; and

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  Clinical Information Management.  Complete documentation of patient visits, patient dental history and treatment planning.

        In addition to providing standard practice management features, our specialty-specific applications offer advanced features that serve orthodontic and oral and maxillofacial surgery practices. Some of these advanced features are summarized in the following chart:

Specialty Area	Specialty-Specific Features

Orthodontics	•	Contract billing via payment coupons
	•	Time scheduling by units of doctor and assistant time per procedure
	•	Treatment charting
	•	Diagnostic and treatment planning
	•	Automatic patient treatment milestone tracking
	•	Imaging

Oral and Maxillofacial Surgery	•	Medical and dental claim processing and cross-coding
	•	Surgery narrative reporting
	•	Surgery stage tracking
	•	Implant tracking
	•	Pretreatment estimating and treatment planning
	•	Image integration into patient records

        Current Applications.    We classify our existing practice management applications as either core or classic. Core applications are those we currently market to new and existing customers and are the focus of our ongoing product development efforts. Core applications offer advanced functionality and operate with the latest generation of operating systems and hardware platforms. Classic applications, while continuing to offer adequate functionality, may lack the most advanced practice management features and may not be designed for the latest generation of operating systems. We have designated some of our applications that offer advanced functionality and operate on the latest generation of operating systems as classic applications because we have a core application that we believe better serves the same market. Therefore, our classic applications will not be further marketed or developed as part of our strategies to upgrade our customers to our core products and reduce the number of applications we support.

        As of March 31, 2002, approximately 55% of our customers used core applications, while approximately 45% used classic applications. We believe there is a significant opportunity to upgrade those customers utilizing classic applications to our core applications. As part of our strategy to upgrade our customers to our core applications, we no longer actively market our classic applications.

We will, however, continue to provide support for those applications until we determine, on a case-by-case basis, that it is no longer cost-effective to do so.

        Subscription Pricing.    Under our subscription pricing model, our customers pay a fixed, monthly subscription fee for our practice management applications, maintenance and support. The subscription fee is based on the practice specialty and number of authorized system users, which may include practitioners and support staff. The subscription fee is set by a contract that is typically 36 months in length. Subscription pricing also provides our customers with protection against application obsolescence because we provide our customers with upgrades for no additional charge as we expand the functionality of our applications.

Digital Imaging

        Two product and service lines comprise our digital imaging offering: our Dicom Digital Imaging Suite for cosmetic imaging and the Trophy Dental digital sensors and software for X-ray imaging that we distribute. The Dicom Digital Imaging Suite of software applications includes imagExplorer™, imagEditor™, imagSimulator™ and Whitener modules. This digital imaging system for dentists is an easy-to-use add-on module for our dental practice management products. It provides powerful image management, editing, annotation and treatment simulation capabilities for dentists and their staff. The Digital Imaging Suite also provides a powerful communications tool that benefits dentists, dental laboratories and insurance companies due to its strong functionality and ease of use.

        We recently became a distributor for Trophy's patented RVGUI digital sensors and software in the United States, and we have begun to offer these excellent quality digital X-ray systems on subscription. Trophy's digital intra-oral system is the first to equal or exceed the performance of X-ray film. We believe Trophy's system is the world leader in digital imaging, because of its quality, ease of use and speed. It handles all types of digital images, ranging from RVGUI, intra-oral camera images, panoramic images, and scanned images, all on the same screen.

        We also meet our customers' needs for image capture technology by offering digital cameras and intra-oral cameras in addition to standard digital X-ray sensors and digital panoramic X-ray sensors.

Electronic Data Interchange

        By using the EDI component of our practice management applications, customers are able to (1) determine patient insurance eligibility, (2) submit insurance claims to independent national clearinghouses that then forward the claims to payors and (3) submit patient billing information to clearinghouses that process, print and mail patient statements and provide billing reports to the customer. The use of our EDI services can improve a practice's cash flow by enabling both more accurate and rapid submission of claims to third-party payors and more efficient generation of patient statements. Furthermore, our EDI application is an integrated component of most of our practice management applications, enabling customers to submit information to clearinghouses without the need to access a separate system or re-enter data. Customers pay for this service on a per-transaction basis.

Internet Services

        PW Exchange.    PW Exchange, our e-commerce application accessible on the Internet, is designed to reduce administrative effort and increase the efficiency of the procurement function of a practice by enabling online purchasing of orthodontic supplies, office supplies and promotional materials at competitive prices from a single source. PW Exchange features an electronic catalog of the supplies offered by our e-commerce suppliers and permits them to promote special offerings. Customers create orders by selecting products from this catalog, and PW Exchange sends the order to be fulfilled by one of our e-commerce suppliers. PW Exchange also offers an inventory management function that can automatically generate practice-specific supply orders for orthodontic supplies based on the pre-determined needs of the practice.

        Other Electronic Services.    Healthcare practices are increasingly establishing their own websites to market their services and provide information about their practices over the Internet. To serve this growing demand, we offer SiteBuilder, our Internet-based personalized website development application. SiteBuilder easily and economically allows a provider to create a personalized website using templates and available graphics. Through communications functionality, known as e-Link, currently available in our core practice management applications, our customers' websites may be integrated with their practice management application that enables them to provide an interactive, secure, encrypted communication link for their patients. This functionality provides our customers with the option to allow patients to view their provider's schedule, request an appointment, receive confirmation of an appointment, view their clinical records, obtain account information and view the status of insurance claims.

        In addition, we continue to develop our Internet portal, or website, whereby customers will be able to access PW Exchange and SiteBuilder. Our portal will feature Internet-based training and support services and a customer service application.

Sales and Marketing

Sales

        We offer our products and services primarily through a direct sales force that is organized by practice area and consisted of approximately 50 sales representatives as of March 31, 2002. Our sales force promotes and sells new applications and services to existing customers and generates sales to new customers. We have also established a dedicated sales force of approximately 10 representatives to focus on promoting our maintenance and support services and our electronic services to our existing customers who do not utilize those services. We utilize a proprietary software application that provides our sales force with tools for remote generation of proposals and quotes and provides our sales management tools for lead tracking, sales forecasting and customer base forecasting.

        We focus our sales efforts on the following initiatives:

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  promotion of core applications as upgrades for existing customers or to new customers;

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  promotion of our maintenance and support services by existing customers who do not currently subscribe to these services;

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  increased utilization of our EDI applications, PW Exchange and other electronic services by new and existing customers through a direct marketing campaign; and

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  encouragement of existing customers to convert to subscription pricing as their maintenance and support contracts expire or when they upgrade to one of our new core products.

Marketing

        In connection with the introduction and rollout of our subscription pricing model, the introduction of digital imaging applications for general dentistry, PW Exchange and SiteBuilder, and the future release of our Internet portal, we have committed resources to a focused marketing program. We believe we were successful in branding the PracticeWorks name in 2001. We are continuing programs that will promote market awareness of our brand. Our marketing program includes the following components:

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  Continuation of our Branding Campaign.  We brand all components of our technology systems with the PracticeWorks name, except for specified components, which are products of our SoftDent subsidiary that we sell directly or through dealers under the SoftDent brand. In addition, we will use the PracticeWorks name (and the SoftDent name) in connection with all trade shows and medical journals.

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  National Seminar Program.  Our ongoing seminar program enables us to meet face to face with thousands of existing and potential customers in major U.S. cities to strengthen our customer relationships and apprise them of the new products and features available through our practice management applications and services.

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  Lead Generation.  We have implemented a proprietary lead generation application to track our contact with existing and potential customers in order to increase the efficiency and management of our sales and our marketing efforts.

        We target our customers principally through customer referrals, participation in trade shows, our seminar program, direct mailings and advertising.

Customers

        As of March 31, 2002, we had an installed customer base of approximately 61,000 providers in the United States, including 52,000 dentists, 5,000 orthodontists and 4,000 oral and maxillofacial surgeons. We have systems installed in all 50 states.

        In addition, as of March 31, 2002, we had an installed customer base of approximately 11,000 providers outside of the United States, primarily in Europe, approximately half of which were in the United Kingdom and half in Sweden.

Customer Service, Support and Training

        Our support staff provides a wide range of customer support functions. As of March 31, 2002, we employed approximately 300 functional and technical support personnel who work directly with our customers to resolve technical, operational and application problems or questions.

        Our support staff also assists with the implementation process. Implementation consists of training, hardware installation and, with respect to new customers or existing customers that are upgrading from our classic systems, data conversion. We train providers and their staffs on the use of our products through on-site training, and we regularly offer seminar training in major U.S. cities. Data conversion is generally performed while providers are using their existing practice management systems so that the day-to-day operations of their practices are not interrupted. We have established a centralized data conversion center, which we believe will enable us to more efficiently and effectively perform customer data conversions. Hardware support is generally provided directly by the manufacturer or its authorized reseller, although we provide the first level of telephone support and dispatch the service call to the appropriate vendor.

        We also have centralized our support service for our applications. We believe this is a more cost-effective way to offer a higher level of support to our customers. We plan to utilize the capabilities of our support staff through the implementation and use of sophisticated computer software that keeps track of solutions to common computer and software-related problems. Use of this software will allow our support staff to learn from the experience of other personnel within our company and is expected to reduce the time required to respond to support requests.

        We recently have introduced remote training via the telephone and Internet. We are also developing Internet-based maintenance and support services. Remote training enables us to deliver training to a customer without the significant disruption of their normal business routine that on-site training requires. Internet-based training allows our customers and their office staff to learn to utilize their practice management systems as needed and on a more consistent basis than periodic on-site training or seminars.

Product Development

        We focus our product development efforts on our core applications, certain application service provider, or ASP, modules, our Internet portal and the services the portal will enable. We plan to devote resources on an ongoing basis to the development of applications and services including, at the appropriate time, ASP versions of the mission-critical modules of our practice management applications. Our product development staff will develop additional functionality for our applications by regularly communicating with our customers, our customer service and support staff and our sales representatives to ensure our applications continue to meet evolving market demands and by assessing the best attributes of our classic applications. Further, we have established market-specific product advisory councils, consisting of cross-functional product development staff, to advise us with respect to the products requested by their customers. We also have established end user groups to provide feedback to us with respect to the needs of the marketplace.

        As of March 31, 2002, we had approximately 35 employees performing product development functions and 15 performing quality assurance checks. We spent approximately $2.2 million, $3.5 million, and $4.2 million on research and development activities, net of amounts eligible for treatment as capitalized software development costs, during the years ended December 31, 2001, 2000 and 1999, respectively.

Technology

        We believe that PC-based practice management systems are standardizing on the Windows family of operating systems. Our PC-based core applications use industry standard relational database software, such as SQL-Server or Btrieve, and Microsoft Corporation's operating system software, such as Windows 95, Windows 98 and Windows NT, and networking software, such as Windows Terminal Server. We have adopted 32-bit client/server technology for our PC-based core applications, increasing their scalability in local and wide area network environments.

Intellectual Property and Proprietary Rights

        Our success and ability to compete depend in part on our ability to protect our proprietary intellectual property rights to our applications and services. To protect these rights, we rely primarily on a combination of copyright, trade secret, service mark and trademark laws, confidentiality agreements with third parties, and protective contractual provisions such as those contained in agreements with companies with which we have business relationships, vendors and customers. In addition, our employees are expected to sign an agreement to comply with our corporate policies and procedures, including our policy regarding non-disclosure of confidential information, but we may not have entered into these agreements in every case. Despite our efforts to protect our proprietary information, unauthorized parties may attempt to obtain and use our proprietary information. Policing unauthorized use of our proprietary information is difficult, and the steps we have taken might not prevent misappropriation, particularly in foreign countries where the laws may not protect our proprietary rights as fully as do the laws of the United States. In addition, competitors may independently develop applications and services similar to ours.

Employees

        As of March 31, 2002, we employed approximately 600 full-time employees. From time to time we employ a small number of part-time personnel.

Competition

        The market for software-based information technology systems for the dental services industry is competitive, rapidly evolving, highly fragmented and subject to rapid technological change. Our primary competitors are national, regional and local practice management application providers, including Dentrix Dental Systems, Inc. and Easy Dental Systems, both subsidiaries of Henry Schein, Inc., as well as EagleSoft, a subsidiary of Patterson Dental Company. Each of these companies can be expected to compete with us within various segments of the market for information technology for dentists, orthodontists and oral and maxillofacial surgeons. Some of our competitors may have greater financial, development, technical, marketing and sales resources than we have.

        Furthermore, major software information systems companies and other entities, including those specializing in the healthcare industry that are not presently offering applications that compete with our applications and services, may enter our markets. We believe that the primary competitive factors in our industry are:

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  product features and functionality;

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  customer service, support and satisfaction;

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  price;

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  ease of implementation; and

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  ongoing product enhancements.

We believe that we presently compete favorably with respect to all of these factors.

Privacy Issues

        Because our applications and services are utilized to manage and transmit highly sensitive and confidential health information, we must address the security and confidentiality concerns of our customers and their patients. To enable the use of our applications and services for the transmission of sensitive and confidential medical information, we utilize advanced technology designed to ensure a high degree of security. This technology generally includes:

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  security that requires a password to access our systems;

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  user access restrictions that allow our customers to determine the individuals who will have access to data and what level of access each individual will have;

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  encryption of data relating to e-commerce transactions transmitted over the Internet; and

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  use of a mechanism for preventing outsiders from improperly accessing private data resources on our internal network commonly referred to as a "firewall."

        The level of data encryption utilized by our products is in compliance with the encryption guidelines set forth in the proposed rule regarding security and electronic signature standards in connection with HIPAA. We also encourage each of our customers to implement their own firewall to protect the confidentiality of information being transferred into and out of their computer network.

        Internally, we work to ensure the safe handling of confidential data by employees in our electronic services department by:

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  using individual user names and passwords for each employee handling electronic data; and

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  requiring each employee to sign an agreement to comply with all company policies, including our policy regarding handling of confidential information.

We monitor proposed regulations that might affect our applications and services in order to ensure that we are in compliance with such regulations when and if they are promulgated.

Government Regulation

        As a participant in the healthcare industry, our operations and relationships are subject to regulation by federal and state laws and regulations and enforcement by federal and state governmental agencies. Sanctions may be imposed for violation of these laws. We believe our operations are in compliance with existing laws that are material to our operations.

        HIPAA.    HIPAA required the Secretary of the Department of Health and Human Services, referred to as the Secretary, to promulgate rules for electronic transactions and code sets, Rules for National identifiers (i.e., the provision of identification numbers to individuals, employers, health plans and health providers for the purpose of uniformity in data exchange), and rules to protect the privacy and security of individually identifiable health information.

        A significant portion of our activities involves the receipt, delivery and potential use and disclosure of individually identifiable health information concerning patients of the dentists, orthodontists and oral and maxillofacial surgeons with whom we have direct contractual relationships. For example, we transfer individually identifiable health information to national healthcare clearinghouses through our EDI services and we will transmit individually identifiable health information over the Internet in connection with offering our ASP applications. Additionally, we may receive certain types of individually identifiable health information when we convert a provider's entire database in connection with the installation of new software or when we remotely accesses a customer's computers to resolve hardware or software issues.

        On December 28, 2000, the Secretary published a final rule setting standards to limit the permissible use and disclosure of individually identifiable health information by healthcare providers, health plans and healthcare clearinghouses, known collectively as "covered entities" (the "Final Privacy Rule"). The Final Privacy Rule regulates so-called protected health information, or PHI, which encompasses all individually identifiable health information that is transmitted or maintained by a covered entity, in electronic media or any other form or medium. The Final Privacy Rule establishes a complex regulatory framework on a variety of subjects including (1) disclosure and use of PHI, (2) individuals' rights to access and amend their PHI, and (3) individuals' rights to an accounting of disclosures of PHI. The final rule generally prohibits any disclosure or use of PHI except as authorized either by the rule or by the patient under standards set by the final rule. Most covered entities must be in compliance with the Final Privacy Rule on or before April 14, 2003.

        Although we are not a healthcare provider or a health plan, we offer certain electronic billing services to our dental customers, which includes the conversion and consolidation of certain health care claims data from non-standard to standard formats for submission to third-party payors or claims processing entities. As such, we may be considered a healthcare clearinghouse under the Final Privacy Rule issued by HHS in December of 2000. As a covered entity, we will need to comply with certain components of the Final Privacy Rules including the implementation of new policies, procedures and employee training to protect the privacy of any PHI that it may receive from its customers when performing these types of clearinghouse services.

        Certain requirements of the Final Privacy Rule also extend to so-called "business associates" of covered entities. Because we likely would be considered a "business associate" when receiving PHI to facilitate a client's data conversion or when remotely accessing a client's computers or providing other similar functions, we will need to ensure that our contractual relationships include certain requirements to protect the privacy of any PHI that we may receive in the course of our relationship. Among other requirements, the contracts must specify that the business associate will: (1) only use or disclose PHI as permitted under the agreement and not in a manner that would violate the Final Privacy Rule; (2) use appropriate safeguards to prevent further use or disclosure of PHI except as permitted by the agreement; (3) report any known misuse of PHI to the covered entity; (4) make an accounting of any disclosures of PHI available to individuals as required by the Final Privacy Rule; (5) return or destroy any PHI at the termination of the relationship; and (6) require that the contract be terminated, if feasible, where it is determined that the business associate has materially violated it.

        On March 27, 2002, the Secretary issued revised privacy rules that significantly change the Final Privacy Rules in a number of key areas (the "Revised Privacy Rule"). Although many of the proposed changes in the Revised Privacy Rule are favorable and may lessen some of the impact of the Final Privacy Rule, they remain in proposed form at this time. Consequently, it is unclear whether all of these revisions will be implanted or when such revisions will become effective. Further, while the Revised Privacy Rule does not delay the April 14, 2003 compliance date of the Final Privacy Rule, it is unclear whether the compliance date will be extended at some point in the future. Regardless, we are taking steps to ensure that our operations and contracts will be in compliance with Final Privacy Rule and any revisions thereto on or before this date.

        In addition to the Final Privacy Rule, on August 17, 2000, the Secretary issued final rules for financial and administrative transactions and data elements for certain types of healthcare transactions that are transmitted electronically (the "Final Transaction Rule"). Specifically, the Final Transaction Rule establishes standards and data elements for eight financial and administrative transactions including: (1) healthcare claims or equivalent encounter information; (2) eligibility for a health plan; (3) referral certification and authorization; (4) healthcare claims status; (5) enrollment and disenrollments in a health plan; (6) healthcare payment and remittance advice; (7) health plan premium payments; and (8) coordination of benefits. The Final Transaction Rule's original compliance date of October 16, 2002 was extended until October 16, 2003 by Congressional legislation signed into law by President Bush. The new law that extends the compliance date requires covered entities that desire an extension to submit by October 16, 2002, a compliance plan reflecting the reasons why they are not in compliance. The covered entity must include a budget estimate and implementation strategy for achieving compliance. The compliance plan must indicate whether they plan to use a contractor or vendor to achieve compliance and indicate when they will test their operations to ensure compliance with the transaction standards. Testing for the eight transactions covered by the rule must begin no later than April 16, 2003. Because of the complexity of these new requirements, we are in the process of reviewing all applications in an effort to ensure that the content and edits will conform to the Final Transaction Rule for our customers that submit any of the eight transactions electronically. While we will incur costs to become compliant with the Final Transaction Rule, management believes they will not have a significant overall impact on the Company's financial results or operations.

        Lastly, on August 12, 1998, the Secretary issued proposed regulations addressing security standards regarding electronic transmission of PHI under HIPAA. The security standards address various areas, including, administrative procedures, physical safeguards, technical security services and technical security mechanisms. Security standards may require us to enter into agreements and/or amendments to existing agreements with certain of our customers restricting the dissemination of PHI and requiring implementation of specified security measures. Final regulations are expected at an undetermined date and will require compliance two years after the effective date of the final rule. Although we are working to design our applications and services to comply with the proposed security standards, there can be no assurance that final security regulations will not require additional modifications to our applications, policies and procedures.

        State Privacy Laws.    In addition to the Final Privacy Rule, most states have enacted patient confidentiality laws which prohibit the disclosure of confidential medical information and many are considering further legislation in this area. The Final Privacy Rule establishes minimum standards and would preempt conflicting state laws that are less restrictive than HIPAA but would not preempt conflicting state laws that are more stringent than any rules issued by the Secretary under HIPAA. As a result, both the Final Privacy Rule and any certain state privacy laws may require changes to our applications and services, policies and procedures.

        FDA Regulation.    The Food and Drug Administration, or FDA, generally has the authority to regulate medical devices, including computer applications, when devices are indicated, labeled or intended to be used in the diagnosis of disease or other conditions, or in the cure, mitigation, treatment or prevention of disease, or are intended to affect the structure or function of the body. We do not believe that any of our current applications or services are subject to FDA regulation as medical devices, however, expansion of our application and service offerings could subject us to FDA regulation. In addition, there can be no assurance that the FDA will not assert jurisdiction over certain aspects of our business. FDA jurisdiction over our business, including our applications and services, could materially impact our ability to introduce new applications and services in a timely manner because of the FDA approval process. In addition, compliance with FDA regulations could be expensive.

Properties

        Our principal executive offices and primary business offices and operations facility are located in 70,000 square feet of leased space in one building in metropolitan Atlanta, Georgia. We hold that space under a long-term lease agreement. We have additional small offices in leased spaces in Indianapolis, Indiana and Hunt Valley, Maryland, as well as in the United Kingdom, Sweden, Canada and Australia. The U.S. leases have expiration dates ranging from June 2002 to February 2007. We believe that our facilities are adequate for our current operations and that additional leased space can be obtained if needed.

Legal Proceedings

        From time to time, we are involved in various legal proceedings incident to the ordinary course of our business. We are not a party to any material legal proceedings, and we are unaware of any contemplated material actions against us. In the spin-off, we agreed to assume any and all contingent liability arising from the lawsuit filed on June 21, 2000 against VitalWorks by Joseph Hafner in the United States District Court in and for the Eastern District of Pennsylvania. This litigation was settled by agreement among the plaintiff, VitalWorks and its insurers in February 2002. All claims against VitalWorks have been dismissed with prejudice and without admission of liability or wrongdoing, and management believes that our contribution to costs of settlement over insurance coverage will not have a material adverse effect on our financial condition, liquidity or operating results.

MANAGEMENT

Executive Officers and Directors

        The executive officers and directors of PracticeWorks are as follows:

Name	Age	Position
Richard E. Perlman	55	Chairman of the Board of Directors
James K. Price	44	President, Chief Executive Officer and Director
James C. Davis	54	Executive Vice President and Director
James A. Cochran	54	Senior Vice President, Assistant Secretary and Chief Financial Officer
C. Lamar Roberts	43	Vice President, Sales and Marketing
Wesley J. Campbell	36	Vice President of Operations
William A. Shutzer	55	Director
William R. Jellison	44	Director
Raymond H. Welsh	70	Director

        Richard E. Perlman has been Chairman of the Board since our formation in August 2000. Mr. Perlman served as InfoCure's chairman and treasurer from December 1997, and as a director of InfoCure from March 1997, to March 2001, when he resigned from all positions with InfoCure upon completion of the spin-off. From December 1997 until October 1998, Mr. Perlman also served as InfoCure's interim chief financial officer. Mr. Perlman is the founder of Compass Partners, L.L.C., a merchant banking and financial advisory firm specializing in corporate restructuring and middle market companies, and has served as its president since its inception in May 1995. From 1991 to 1995, Mr. Perlman was executive vice president of Matthew Stuart & Co., Inc., an investment banking firm. Mr. Perlman received a B.S. in Economics from the Wharton School of the University of Pennsylvania and an M.B.A. from the Columbia University Graduate School of Business.

        James K. Price has been our President and Chief Executive Officer and a director since our formation in August 2000. Mr. Price was a founder of InfoCure and served as its executive vice president and secretary from its inception in November 1996 to March 2001, when he resigned from all positions with InfoCure upon completion of the spin-off. Mr. Price served as executive vice president of American Medcare from 1996 until 1997 and was vice president from 1993 to 1995. Mr. Price co-founded International Computer Solutions and served as its executive vice president since 1994, as vice president from 1987 to 1994 and as president from 1985 to 1987. American Medcare and International Computer Solutions merged into InfoCure in July 1997. From 1983 to 1985, Mr. Price was healthcare sales manager of Executive Business Systems, a practice management systems supplier, and from 1981 to 1983 was with Moore Business Systems. Mr. Price holds a B.A. in Marketing from the University of Georgia.

        James C. Davis, D.M.D., has served as our Executive Vice President since our formation in August 2000 and as a director since March 2001. Dr. Davis manages our e-commerce operations. Dr. Davis served as chairman of InfoCure's orthodontic group from February 1999 to March 2001, when he resigned from all positions with InfoCure upon completion of the spin-off. He was a practicing orthodontist for the past 25 years and, in 1982, was a co-founder of OMSystems, Inc., the largest orthodontic practice management software company in North America, which InfoCure acquired in February 1999. Dr. Davis received a D.M.D. from the University of Alabama School of Dentistry and a Certificate of Orthodontics from the UCLA School of Dentistry. Dr. Davis previously served as president of the Georgia Association of Orthodontists.

        James A. Cochran has served as our Senior Vice President, Assistant Secretary and Chief Financial Officer since our formation in August 2000. He was InfoCure's chief financial officer from August 1999 to March 2001, when he resigned from all positions with InfoCure upon completion of the spin-off. From 1992 until joining InfoCure, Mr. Cochran was a member of the accounting firm of BDO Seidman, LLP, serving as a partner since 1995. Mr. Cochran is a Certified Public Accountant. Mr. Cochran received a B.B.A. in Accounting and an M.B.A. in Corporate Finance from Georgia State University.

        C. Lamar Roberts has been our Vice President of Sales and Marketing since our formation in August 2000. He joined InfoCure in August 1998 and served as the President of InfoCure's Physicians Office Division until August 2000. Prior to joining InfoCure, Mr. Roberts was Sales Director at United States Surgical, a division of Tyco International. Mr. Roberts received a B.S. from Presbyterian College.

        Wesley J. Campbell is our Vice President of Operations and previously served as our Vice President of Client Services since our formation in August 2000 until April 2002. Mr. Campbell joined InfoCure in October 1997 as Vice President of Systems Engineering. He previously served as General Manager for CCI, a Miami-based practice management company acquired by InfoCure in 1997.

        William A. Shutzer has been a director of PracticeWorks since March 2001. Since October 2000, he has been a Managing Director of Lehman Brothers, Inc. From September 1999 until September 2000, Mr. Shutzer was a Partner in Thomas Weisel Partners, LLC, an investment banking firm. From October 1996 to the end of December 1997, he was President of Furman Selz, Inc., and from January 1998 until September 1999, he was chairman of ING Barings LLC's Investment Banking Group. From March 1994 to October 1996, he was Executive Vice President of Furman Selz, Inc. From September 1978 until February 1994, Mr. Shutzer was a Managing Director of Lehman Brothers and its predecessors. Mr. Shutzer is currently a director of Tiffany & Co., Blount International, Inc., and INT Media Group, Inc. Mr. Shutzer received a B.A. from Harvard University and an M.B.A. from the Harvard Graduate School of Business.

        William R. Jellison has been a director of PracticeWorks since March 2001. He is currently the Senior Vice President and Chief Financial Officer of DENTSPLY. He joined DENTSPLY in April of 1998 and has responsibility for worldwide Finance and Information Technology. Prior to joining DENTSPLY, Mr. Jellison had an 18-year career with the Donnelly Corporation where he served in a number of positions with increasing responsibilities, including Vice President of Finance, Treasurer and Corporate Controller. A Certified Management Accountant, Mr. Jellison earned his B.A. in business administration from Hope College in Michigan.

        Raymond H. Welsh has been a director of PracticeWorks since March 2001. Prior to the spin-off, he served on the Board of Directors of InfoCure. Since January 1995, Mr. Welsh has been a Senior Vice President of UBS/PaineWebber, Incorporated and its predecessors. Mr. Welsh is a Trustee of the University of Pennsylvania, The University of Pennsylvania Health System, and Chairman of the Medical Center and HealthSystem's Creating the Future of Medicine Campaign. Mr. Welsh received a B.S. in Economics from the Wharton School of the University of Pennsylvania.

RELATED PARTY TRANSACTIONS

        On March 7, 2001, PracticeWorks acquired the membership interests of SoftDent, LLC, or InfoSoft, the practice management software subsidiary of Ceramco, Inc. ("Ceramco"), a wholly-owned subsidiary of DENTSPLY International, Inc. ("DENTSPLY"). The estimated fair value of aggregate consideration was approximately $25.5 million, represented by 32,000 shares of the Company's series A convertible preferred stock with a stated redemption value of $32.0 million, cash consideration of $1.5 million, notes payable of approximately $2.0 million, and transaction costs of $1.0 million. In connection with the SoftDent acquisition, Mr. Jellison, an executive officer of DENTSPLY, became one of our directors.

        In connection with this offering, we have entered into an agreement with Ceramco pursuant to which Ceramco has agreed to exchange its 32,000 shares of series A convertible preferred stock for $15 million in cash, the number of shares of our common stock obtained by dividing $15 million by the offering price per share in this offering and a warrant to purchase up to an additional 450,000 shares of our common stock at a price per share equal to the offering price per share in this offering. The warrant is exercisable for seven years from the date of issuance and adjusts for stock splits and similar corporate events. Ceramco has also agreed not to sell any shares of our common stock, including those under the warrant, for a period of one year from the date of this offering. As a result of this transaction, all series A convertible preferred stock outstanding would be retired and we would no longer have the obligation to pay the 6.5% dividend of the series A convertible preferred stock or be required to redeem it for its stated value plus accrued and unpaid dividends in 2006.

PRINCIPAL AND SELLING STOCKHOLDERS

        The following table sets forth information, as of May 1, 2002, as to shares of our common stock held by (1) our named executive officers and directors, (2) persons known to us to be the beneficial owners of more than five percent of our common stock based upon information publicly filed by such persons, (3) the selling stockholders and (4) our named executive directors and directors as a group. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, PracticeWorks believes that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned.

				Percent beneficially owned
	Number of shares beneficially owned		Number of shares to be sold in the offering
Name of beneficial owner				Before offering(1)	After offering(2)
Richard E. Perlman	461,124	(3)	—	3.9%	2.8%
James K. Price	549,255	(4)	—	4.7%	3.3%
James C. Davis	339,505	(5)	—	2.9%	2.1%
James A. Cochran	30,702		—	*	*
C. Lamar Roberts	91,848		25,000	*	*
William R. Jellison	2,500		—	*	*
Raymond H. Welsh	79,760		—	*	*
William A. Shutzer	162,000		—	1.4%	*
Ceramco, Inc.	1,011,993	(6)	—	8.0%	6.2%
Barry M. Kitt—The Pinnacle Fund, L.P.	723,283	(7)	—	6.2%	4.4%
WebMD Corporation	482,253		482,253	4.1%	—
Torchmark Holdings Limited	161,239		161,239	1.3%	—
FINOVA Capital Corporation	104,534		104,534	*	—
All executive officers and directors as a group (9 persons)	1,714,194		—	14.0%	10.2%

*
Less than one percent.

(1)
The percentages shown are based on 11,636,102 shares of our common stock outstanding on May 1, 2002, plus the number of shares shown as beneficially owned by each beneficial owner in the table below includes shares that can be acquired by that beneficial owner through stock option exercises within 60 days of May 1, 2002. In calculating the percentage owned by each beneficial owner, we assumed that all shares issuable upon exercise of options within 60 days of May 1, 2002 are exercised by that person. The total number of shares outstanding used in calculating the percentage owned assumes no exercise of options held by other beneficial owners.

(2)
Assumes no exercise of the over-allotment option we have granted to the underwriters and the issuance of 1,000,000 shares that will be issued in connection with the retirement of our series A preferred stock.

(3)
125,811 of these shares are owned by two limited liability companies, one of which is a general partner of the other, and Mr. Perlman is a principal and owns a majority interest in the general partner. 23,801 of these shares are owned by a limited partnership of which Mr. Perlman is a general partner.

(4)
1,612 of these shares are owned by Mr. Price's brother. Mr. Price maintains voting control over these shares.

(5)
4,950 of these shares are held in trust for the benefit of relatives of Dr. Davis. Dr. Davis has control over these shares.

(6)
The address of Ceramco, Inc. is 570 W. College Avenue, York, PA 17404. The holder of all 32,000 outstanding shares of our series A convertible redeemable preferred stock has the right at any time to convert the preferred shares into our common stock. As of May 1, 2002, the outstanding series A convertible redeemable preferred stock could have been converted into the number of shares indicated.

(7)
The address of the shareholders is Suite 240, 4965 Preston Park Blvd., Plano, TX 75093. Based upon a Schedule 13G, dated February 14, 2002, filed with the SEC by Mr. Kitt. Mr. Kitt disclaims beneficial ownership of certain shares reported, including 709,172 shares beneficially owned by The Pinnacle Fund, L.P., of which Mr. Kitt is a general partner. The Pinnacle Fund filed a Schedule 13G, dated February 14, 2002, with the SEC as the record owner of 709,172 shares, which is 6.0% of the outstanding common stock as of March 1, 2002, with sole voting and dispositive power over the shares.

UNDERWRITING

        The underwriters named below, for which William Blair & Company, L.L.C., Jefferies & Company, Inc., A.G. Edwards & Sons, Inc. and Sanders Morris Harris Inc. are acting as representatives, have severally agreed, subject to the terms and conditions set forth in the underwriting agreement by and among the underwriters, the selling stockholders and us, to purchase from us and the selling stockholders, the respective number of shares of common stock set forth opposite each underwriter's name in the table below.

Underwriter	Number of Shares
William Blair & Company, L.L.C.
Jefferies & Company, Inc.
A.G. Edwards & Sons, Inc.
Sanders Morris Harris Inc.

Total	4,523,026

        This offering will be underwritten on a firm commitment basis. In the underwriting agreement, the underwriters have agreed, subject to the terms and conditions set forth therein, to purchase the shares of common stock being sold pursuant thereto at a price per share equal to the public offering price less the underwriting discount specified on the cover page of this prospectus. According to the terms of the underwriting agreement, the underwriters either will purchase all of the shares or none of them. In the event of default by any underwriter, in certain circumstances, the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

        The underwriters have advised us and the selling stockholders that the underwriters propose to offer the common stock to the public initially at the public offering price set forth on the cover page of this prospectus and to selected dealers at such price less a concession of not more than $                      per share. The underwriters may allow, and such dealers may re-allow, a concession not in excess of $                      per share to certain other dealers. The underwriters will offer the shares subject to prior sale and subject to receipt and acceptance of the shares by the underwriters. The underwriters may reject any order to purchase shares in whole or in part. The underwriters expect that we and the selling stockholders will deliver the shares to the underwriters through the facilities of The Depository Trust Company in New York, New York on or about            , 2002. At that time, the underwriters will pay us and the selling stockholders for the shares in immediately available funds. After commencement of the public offering, the representatives may change the public offering price and other selling terms.

        We have granted the underwriters an option, exercisable within 30 days after the date of this prospectus, to purchase up to an aggregate of 678,454 additional shares of common stock at the same price per share to be paid by the underwriters for the other shares offered hereby solely for the purpose of covering over-allotments. If the underwriters purchase any such additional shares pursuant to this option, each of the underwriters will be committed to purchase such additional shares in approximately the same proportion as set forth in the table above. The underwriters may exercise the option only for the purpose of covering excess sales, if any, made in connection with the distribution of the shares of common stock offered hereby.

        The following table summarizes the compensation to be paid by us and the selling stockholders to the underwriters. This information assumes either no exercise or full exercise by the underwriters of their over-allotment option:

	Per Share	With Over-Allotment	Without Over-Allotment
Public offering price	$	$	$
Underwriting discount paid by us	$	$	$
Underwriting discount paid by selling stockholders	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to selling stockholders	$	$	$

        We estimate that our total expenses for this offering, excluding the underwriting discount, will be approximately $750,000.

        We, and each of our directors and executive officers, who in the aggregate hold approximately 1,200,000 shares of common stock, have agreed, subject to limited exceptions, for a period of 90 days after the date of this prospectus, not to, without the prior written consent of William Blair & Company, L.L.C.:

  •
  directly or indirectly, offer, sell (including "short" selling), assign, transfer, encumber, pledge, contract to sell, grant an option to purchase, establish an open "put equivalent position" within the meaning of Rule 16a-1(h) under the Securities Exchange Act, or otherwise dispose of any shares of common stock or securities convertible or exchangeable into, or exercisable for, common stock held of record or beneficially owned (within the meaning of Rule 13d-3 under the Exchange Act); or

  •
  enter any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any common stock.

        This agreement does not extend to bona fide gifts to immediate family members of such persons who agree to be bound by such restrictions, or to limited partners or stockholders, who agree to be bound by such restrictions. In determining whether to consent to a transaction prohibited by these restrictions, William Blair & Company, L.L.C. will take into account various factors, including the number of shares requested to be sold, the anticipated manner and timing of sale, the potential impact of the sale on the market for the common stock, and market conditions generally. We may grant options and issue common stock under existing stock option plans and issue unregistered shares in connection with any outstanding convertible securities or options during the lock-up period.

        We and the selling stockholders have agreed to indemnify the underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect thereof.

        The representatives have informed us that the underwriters will not confirm, without client authorization, sales to their client accounts as to which they have discretionary authority. The representatives have also informed us that the underwriters intend to deliver all copies of this prospectus via hand delivery or through mail or courier services and only printed forms of the prospectus are intended to be used.

        In connection with this offering, the underwriters and other persons participating in this offering may engage in transactions, which affect the market price of the common stock. These may include stabilizing and over-allotment transactions and purchases to cover syndicate short positions. Stabilizing transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock. An over-allotment involves selling more shares of common stock in this offering than are specified on the cover page of this prospectus, which results in a syndicate short position. The underwriters may cover this short position by purchasing common stock in the open market or by exercising all or part of their over-allotment option. In addition, the representatives may impose a penalty bid. This allows the representative to reclaim the selling concession allowed to an underwriter or selling group member if common stock sold by such underwriter or selling group member in this offering is repurchased by the representative in stabilizing or syndicate short covering transactions. These transactions, which may be effected on the American Stock Exchange or otherwise, may stabilize, maintain or otherwise affect the market price of the common stock and could cause the price to be higher than it would be without these transactions. The underwriters and other participants in this offering are not required to engage in any of these activities and may discontinue any of these activities at any time without notice. We, the selling stockholders and the underwriters make no representation or prediction as to whether the underwriters will engage in such transactions or choose to discontinue any transactions engaged in or as to the direction or magnitude of any effect that these transactions may have on the price of the common stock.

        The common stock is traded on the American Stock Exchange under the symbol "PRW."

        In the ordinary course of business, some of the underwriters and their affiliates have provided, and may in the future provide, investment banking, commercial banking and other services to us for which they have received, and may in the future receive, customary fees or other compensation. In particular Sanders Morris Harris Inc. served as placement agent for us in connection with our private placements of common stock in May 2001 and December 2001.

LEGAL MATTERS

        The validity of the securities offered hereby has been passed upon for us by Kilpatrick Stockton LLP, Atlanta, Georgia. Certain legal matters related to the sale of the common stock offered hereby will be passed upon for the underwriters by Katten Muchin Zavis Rosenman, Chicago, Illinois.

EXPERTS

        The financial statements and schedule incorporated by reference in this prospectus have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their reports incorporated herein by reference, and are incorporated herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

INCORPORATION BY REFERENCE AND AVAILABLE DOCUMENTS

        The following documents filed by us with the SEC pursuant to the Exchange Act are incorporated by reference into, and are a part of, this prospectus:

  •
  Annual Report on Form 10-K for the fiscal year ended December 31, 2001;

  •
  Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2002;

  •
  Current Report on Form 8-K filed on April 10, 2002;

  •
  Current Report on Form 8-K filed on May 7, 2002; and

  •
  Form 8-A for registration of our common stock pursuant to Section 12(b) of the Exchange Act filed on February 20, 2001.

        All documents subsequently filed pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the completion of this offering shall be deemed to be incorporated by reference into this prospectus and to be a part hereof from the date of filing of such document.

        Any statement incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

        As explained below in "Where You Can Find More Information", these incorporated documents (as well as other documents filed by us under the Exchange Act) are available at the SEC and may be accessed in a number of ways, including online via the Internet. In addition, we will provide without charge to each recipient of this prospectus, upon written or oral request, a copy of any or all of the documents incorporated herein by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the document that this prospectus incorporates by reference). Requests should be directed to PracticeWorks, Inc., 1765 The Exchange, Atlanta, GA 30339, Attention: Dennis Stockwell, Vice President and General Counsel, Telephone: (770) 850-5006, Facsimile: (770) 850-5011.

WHERE YOU CAN FIND MORE INFORMATION

        This prospectus is part of a registration statement on Form S-3 that we have filed with the SEC covering the shares of common stock that we are offering. This prospectus does not contain all of the information presented in the registration statement, and you should refer to that registration statement with its exhibits for further information. Statements in this prospectus describing or summarizing any contract or other document are not complete, and you should review the copies of those documents filed as exhibits to the registration statement for more detail. You may read and copy the registration statement and any documents incorporated by reference at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 or 175 Jackson Boulevard, Suite 900, Chicago, Illinois. For information on the operation of the Public Reference Room, call the SEC at 1-800-SEC-0330. You can also inspect our registration statement on the Internet at the SEC's web site, http://www.sec.gov.

        We are required to file annual, quarterly, and current reports, proxy and information statements and other information with the SEC. You can review this information at the SEC's Public Reference Room or on the SEC's web site, as described above.

4,523,026 Shares

Common Stock

PROSPECTUS

                      , 2002

William Blair & Company

Jefferies & Company, Inc.

A.G. Edwards & Sons, Inc.

Sanders Morris Harris

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.    OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

        The following table sets forth the expenses in connection with the issuance and distribution of the shares, other than underwriting discounts and commissions. All of the amounts shown are estimated, except the SEC registration fee, and relate to this Form S-3 only.

SEC registration fee	$6,996
National Association of Securities Dealers Inc. registration fee	6,800
American Stock Exchange Listing Fees	22,500
Printing Expenses	175,000
Legal Fees and Expenses	275,000
Accounting Fees and Expenses	225,000
Transfer Agent Fees and Expenses	15,000
Miscellaneous	23,704

Total	$750,000

ITEM 15.    INDEMNIFICATION OF DIRECTORS AND OFFICERS

        Section 145 of the Delaware General Corporation Law ("DGCL") generally provides that all directors and officers (as well as other employees and individuals) may be indemnified against expenses (including attorney's fees) judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with certain specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation—a "derivative action"), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard of care is applicable in the case of derivative actions, except that indemnification extends only to expenses (including attorneys' fees) actually and reasonably incurred in connection with defense or settlement of an action and the DGCL requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. Section 145 of the DGCL also provides that the rights conferred thereby are not exclusive of any other right which any person may be entitled to under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, and permits a corporation to advance expenses to or on behalf of a person to be indemnified upon receipt of an undertaking to repay the amounts advanced if it is determined that the person is not entitled to be indemnified.

        The Registrant's bylaws allow, and in some cases require, the indemnification of directors and officers under certain circumstances and grant our directors and officers a right to indemnification to the full extent permitted by law for all expenses relating to civil, criminal, administrative or investigative procedures to which they are a party (1) by reason of the fact that they are or were the Registrant's directors or officers or (2) by reason of the fact that, while they are or were the Registrant's directors or officers, they are or were serving at the Registrant's request as a director, officer or employee of another enterprise. The Registrant's bylaws further provide that an advancement for any such expenses shall only be made upon delivery to the Registrant by the indemnitee of an undertaking to repay all amounts so advanced if it is ultimately determined that such indemnitee is not entitled to be indemnified by the Registrant.

        The Registrant has entered into indemnification agreements with its directors and officers. These agreements require the Registrant to indemnify these directors and officers with respect to their activities as its directors or officers or when serving at its request as a director, officer or trustee of another corporation, joint venture, trust or other enterprise against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by them in any threatened, pending or completed suit or proceeding to which they are, or are threatened to be made, parties as a result of their service to the Registrant. The Registrant agrees to indemnify each indemnitee for any one or a combination of the following, whichever is most advantageous to the indemnitee: (1) the benefits provided by the Registrant's certificate of incorporation and bylaws in effect on the date of the indemnification agreement; (2) the benefits provided by the Registrant's certificate of incorporation and bylaws at the time expenses are incurred by the indemnitee; (3) the benefits allowable under Delaware law in effect on the date of the indemnification agreement; (4) the benefits allowable under the law of the jurisdiction under which the Registrant exists at the time expenses are incurred by the indemnitee; (5) the benefits available under liability insurance obtained by the Registrant; and (6) such other benefits as may be otherwise available to indemnitee under our existing practices. Under the indemnification agreements, each indemnitee will continue to be indemnified even after ceasing to occupy a position as the Registrant's officer, director, employee or agent with respect to suits or proceedings arising out of acts or omissions during his or her service to the Registrant.

        Each indemnitee agrees to notify the Registrant promptly of any proceeding brought or threatened and not to make any admission or settlement without the Registrant's consent, unless the indemnitee determines to undertake his or her own defense and waives the benefits of the indemnification agreement.

ITEM 16.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (a)
  The following exhibits are filed as part of this Registration Statement:

Exhibit Number		Description of Exhibit
**1.1		Form of Underwriting Agreement.
3.1		Certificate of Incorporation of PracticeWorks, Inc. (incorporated by reference to Exhibit 3.1 to PracticeWorks Registration Statement on Form 10, filed with the Commission on August 22, 2000).
3.2	(a)
Certificate of Designations of Series A Preferred Stock of PracticeWorks, Inc. issued to Ceramco, Inc. (incorporated by reference to Exhibit 3.2(b) to PracticeWorks' Current Report on Form 8-K, filed with the Commission on March 22, 2001).
3.2	(b)
Certificate of Designations of Series B Preferred Stock of PracticeWorks, Inc. issued to the Stockholders of Medical Dynamics, Inc. (incorporated by reference to Exhibit 3.2(b) to PracticeWorks' Annual Report on Form 10-K, filed with the Commission on March 20, 2002).
3.2	(c)
Certificate of Designations of Series C Preferred Stock of PracticeWorks, Inc. issued to Crescent International Ltd. (incorporated by reference to Exhibit 3.2(c) to PracticeWorks' Current Report on Form 8-K, filed with the Commission on March 22, 2001).
4.1
Form of certificate representing PracticeWorks, Inc. common stock (incorporated by reference to Exhibit 4.1 to Amendment No. 1 to PracticeWorks' Registration Statement on Form 10, filed with the Commission on December 21, 2000).
4.2	(a)
Warrant to purchase up to 87,500 shares dated March 5, 2001 by and between PracticeWorks, Inc. and FINOVA Capital Corporation (incorporated by reference to Exhibit 4.2(a) to PracticeWorks' Current Report on Form 8-K, filed with the Commission on March 22, 2001).

4.2	(b)
Warrant to purchase up to 10,000 shares dated March 5, 2001 by and between PracticeWorks, Inc. and FINOVA Capital Corporation (incorporated by reference to Exhibit 4.2(b) to PracticeWorks' Current Report on Form 8-K, filed with the Commission on March 22, 2001).
4.2	(c)
Warrant to purchase up to 100,000 shares dated July 18, 2001 by and between PracticeWorks, Inc. and FINOVA Capital Corporation (incorporated by reference to Exhibit 4.2(c) to PracticeWorks' Annual Report on Form 10-K, filed with the Commission on March 20, 2002).
4.3
Warrant to purchase up to 50,000 shares dated March 6, 2001 by and between PracticeWorks, Inc. and Crescent International Ltd. (incorporated by reference to Exhibit 4.3 to PracticeWorks' Current Report on Form 8-K, filed with the Commission on March 22, 2001).
4.4
Registration Rights Agreement dated as of March 7, 2001 between PracticeWorks, Inc. and Ceramco, Inc. (incorporated by reference to Exhibit 10.15 to PracticeWorks' Current Report on Form 8-K, filed with the Commission on March 22, 2001).
4.5
Registration Rights Agreement, dated as of March 5, 2001, between PracticeWorks, Inc. and Crescent International Ltd. (incorporated by reference to Exhibit 10.17 to PracticeWorks' Current Report on Form 8-K, filed with the Commission on March 22, 2001).
4.6
Registration Rights Agreement dated as of March 6, 2001 between PracticeWorks, Inc. and Crescent International Ltd. (incorporated by reference to Exhibit 10.18(b) to PracticeWorks' Current Report on Form 8-K, filed with the Commission on March 22, 2001).
*4.7		Agreement for Share Exchange dated May 16, 2002 by and between Ceramco, Inc. and PracticeWorks, Inc.
*4.8		Common Stock Purchase Warrant to purchase up to 450,000 shares dated May 16, 2002 in favor of Ceramco, Inc.
*5.1		Opinion of Kilpatrick Stockton LLP as to the legality of the securities being registered.
*23.1		Consent of Kilpatrick Stockton LLP (included in the opinion filed as Exhibit No. 5.1 to this Registration Statement).
*23.2		Consent of BDO Seidman, LLP.
**24.1		Powers of Attorney of certain officers and directors of the Registrant (included on the signature pages of this Registration Statement).

*
Filed herewith.

**
Previously filed.

ITEM 17.    UNDERTAKINGS.

        The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing Form S-3 and has duly caused this amendment no. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on May 16, 2002.

PRACTICEWORKS, INC.
By:	/s/ JAMES K. PRICE James K. Price, President and Chief Executive Officer

        Pursuant to the requirements of the Securities Act, this amendment no. 1 to the Registration Statement has been signed by the following persons in the capacities indicated on the 16th day of May, 2002.

Signature	Title

/s/ RICHARD E. PERLMAN
Richard E. Perlman	Chairman of the Board of Directors
/s/ JAMES K. PRICE
James K. Price	President, Chief Executive Officer and Director (Principal Executive Officer)
*
James A. Cochran	Senior Vice President, Assistant Secretary, and Chief Financial Officer (Principal Financial and Accounting Officer)
*
James C. Davis	Executive Vice President and Director
*
William R. Jellison	Director
*
William A. Shutzer	Director
*
Raymond H. Welsh	Director
*By:	/s/ JAMES K. PRICE James K. Price, as Attorney-in-fact

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TABLE OF CONTENTS
PROSPECTUS SUMMARY
Overview
The Offering
Summary Financial Data
UNAUDITED CONDENSED CONSOLIDATED PRO FORMA FINANCIAL STATEMENTS
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
PRICE RANGE OF COMMON STOCK
CAPITALIZATION
SELECTED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
RELATED PARTY TRANSACTIONS
PRINCIPAL AND SELLING STOCKHOLDERS
UNDERWRITING
LEGAL MATTERS
EXPERTS
INCORPORATION BY REFERENCE AND AVAILABLE DOCUMENTS
WHERE YOU CAN FIND MORE INFORMATION
PART II
SIGNATURES